SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2002

1 OCEAN RIG ASA
2 OCEAN RIG NORWAY AS
3 OCEAN RIG 1 AS
4 OCEAN RIG 2 AS
(Exact name of each Registrant as specified in its Charter)

NOT APPLICABLE
(Translation of Registrants' names into English)

Haakon VII's gate 10
P.O. Box 1537
Vika N-01170slo
Norway
011-47-22-04-80-04
(Address of Registrants' principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



OCEAN RIG ASA

By: ______________________________
Kjersti Stenberg
Chief Financial Officer

OCEAN RIG NORWAY AS

By: ______________________________
Kjersti Stenberg
Chief Financial Officer

OCEAN RIG 1 AS

By: ______________________________
Kjersti Stenberg
Chief Financial Officer

OCEAN RIG 2 AS

By: ______________________________
Kjersti Stenberg
Chief Financial Officer

EXHIBIT I

QUARTERLY REPORT

For the period ended June 30, 2002

OCEAN RIG ASA AND SUBSIDIARIES

Haakon VII's gate 10
P.O. Box 1537
Vika N-0117 Oslo
Norway
011-47-22-04-80-04

As of June 30, 2001, there were 190,625,555 shares of common stock of Ocean Rig ASA, par value NOK 1 per share, outstanding.

This quarterly report (the "Report") is being furnished to the registered holders of the 10¼ % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

OCEAN RIG ASA
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
for the three and six months ended June 30, 2001 and 2002 (unaudited)

	Three months ended		Six months ended		
	June 30, 2001 NOK	June 30, 2002 NOK	June 30, 2001 NOK	June 30, 2002 NOK	June 30, 2002 USD [1]
			(Amounts in thousands except per share information)		
Operating revenues:	2,029	125,505	4,211	210,124	27,927
Operating expenses:					
Salaries and other personnel expenses	22,314	63,058	47,580	90,203	11,989
Other operating and administrative expenses	49,709	87,770	89,216	211,045	28,050
Depreciation and amortization	978	32,647	2,345	64,949	8,632
Total operating expenses	73,001	183,475	139,141	366,197	46,671
Operating loss	(70,972)	(57,970)	(134,930)	(156,073)	(20,743)
Interest and other financial income	21,017	686,315	36,176	809,934	107,647
Interest and other financial expenses	(82,841)	(213,878)	(213,294)	(305,669)	(40,626)
Net financial income (loss)	(61,824)	472,437	(177,118)	504,265	67,021
Earnings / (Loss) before taxes	(132,796)	414,467	(312,048)	348,192	46,278
Taxes	(106)	41	(127)	(16)	(2)
Net loss	(132,902)	414,508	(312,175)	348,176	46,275
Basic earnings / (loss) per share	(2.64)	2.56	(6.58)	2.84	0.38
Diluted earnings / (loss) per share	(2.64)	2.29	(6.58)	2.48	0.33

1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on June 28, 2002 of $1.00 = NOK 7.524.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31, 2001 and June 30, 2002

	December 31, 2001	June 30, 2002	June 30, 2002
		(unaudited)	(unaudited)
	NOK	NOK	USD [1]
		(Amounts in thousands)	
ASSETS			
Construction in progress	3,966,497	4,720,717	627,421
Machinery and equipment	3,605,542	3,579,700	475,771
Long term receivables and other assets	131,297	83,864	11,146
Total non-current assets	**7,703,336**	**8,384,281**	**1,114,338**
Current receivables	61,323	144,242	19,171
Restricted cash	253,494	177,922	23,647
Cash and cash equivalents	170,205	142,505	18,940
Total current assets	**485,022**	**464,669**	**61,758**
Total assets	**8,188,358**	**8,848,950**	**1,176,096**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	1,682,316	190,626	25,336
Other equity	1,120,972	4,017,219	533,921
Total shareholders' equity	**2,803,288**	**4,207,845**	**559,256**
Pension liabilities	1,088	1,088	145
Convertible loan	1,052,500	500,000	66,454
Long-term debt	4,007,109	3,346,463	444,772
Total long-term liabilities	**5,060,697**	**3,847,551**	**511,370**
Short term loan		324,878	43,179
Accounts payable	89,552	77,560	10,308
Other current liabilities	234,821	391,116	51,982
Total current liabilities	**324,373**	**793,554**	**105,470**
Total liabilities and shareholders' equity	**8,188,358**	**8,848,950**	**1,176,096**

1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on June 28, 2002 of $1.00 = NOK 7.524.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and six months ended June 30, 2001 and 2002 (unaudited)

	Three months ended		Six months ended		
	June 30, 2001 NOK	June 30, 2002 NOK	June 30, 2001 NOK	June 30, 2002 NOK	June 30, 2002 USD [1]
	(Amounts in thousands)				
Cash flow from operating activities:					
Net loss	(132,902)	414,508	(312,175)	348,176	46,275
Adjustment to reconcile net income to net cash (used in) provided by operating activities:					
Depreciation and amortization	4,431	77,290	8,658	146,850	19,518
Net unrealized foreign exchange (gain) / loss	60,673	589,546	179,928	(679,838)	(90,356)
Change in operating assets and liabilities:					
Other current assets	3,688	(34,351)	(4,123)	(82,919)	(11,021)
Accounts payable	35,828	(13,892)	23,044	(11,990)	(1,594)
Other liabilities	787	184,569	2,246	103,423	13,746
Net cash flow (used in) provided by operating activities	(27,495)	38,578	(102,422)	(176,298)	(23,431)
Cash flow from investing activities:					
Payments related to building contracts	(534,741)	(804,769)	(854,487)	(1,086,695)	(144,430)
Change in restricted cash	14,724	69,826	10,104	75,572	10,044
Purchase of machinery and equipment	(29)	(21,141)	(470)	346,106	46,000
Net change in non-current receivable	(2,365)	3,065	(1,934)	2,741	364
Net cash flow used in investing activities	(522,411)	(753,019)	(846,787)	(662,276)	(88,022)
Cash flow from financing activities:					
Net proceeds from issuance of common shares	444,423	529,833	444,423	1,051,177	139,710
Net proceeds from issuance of notes and loans	—	320,327	—	(203,217)	(27,009)
Net cash flow provided by financing activities	444,423	850,160	444,423	847,960	112,701
Effect of exchange rate changes on cash	2,852	(31,631)	4,319	(37,086)	(4,929)
Net increase (decrease) in cash during the period	(102,631)	104,088	(500,467)	(27,700)	(3,682)
Cash and cash equivalents at beginning of period	215,882	38,417	613,718	170,205	22,622
Cash and cash equivalents at end of period	113,251	142,505	113,251	142,505	18,940

1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on June 28, 2002 of $1.00 = NOK 7.524.

The accompanying notes are an integral part of these consolidated financial statements

008

OCEAN RIG ASA
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

In these unaudited interim financial statements, references to the "Company" or "Ocean Rig" are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001.

The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, which were included in the Company's annual report on Form 20-F. The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP"). Norwegian GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). For additional information relating to US GAAP, see Note 13.

The Company maintains its accounting records and prepares its financial statements in Norwegian kroner ("NOK"). Amounts included in the financial statements and notes are stated in thousands of Norwegian kroner (or thousands of U.S. dollars), except where otherwise noted. The U.S. dollar ("USD") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the rate of NOK 7.524 per USD 1.00, the closing rate on June 28, 2002. Such translations should not be construed as representations that the NOK amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

There were no dividends declared by the Company for the unaudited interim periods presented.

2. Basic and diluted earnings / loss per share

Basic earnings per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and dilutive securities outstanding during each period. The diluted share base for the three and six months ended June 30, 2002 includes 222,142 shares and 297,105 shares respectively, related to employee stock options and outstanding warrants as well as 21,030,342 shares relating to convertible debt for the three and six month ended June 30, 2002. The share information and share amounts included in the financial statements and related notes have been retroactively restated to reflect the 30:1 reverse share split in 1999.

3. Long-Term Debt

On May 27, 1998, Ocean Rig Norway AS, which is wholly owned by Ocean Rig ASA, completed an offering of USD 225 million (NOK 1,992 million) aggregate principal amount of its 10¼% Senior Secured Notes due 2008 (the "Notes"). The Notes are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS. The Notes mature on June 1, 2008.

Concurrently with the offering, Ocean Rig Norway AS entered into a floating rate loan credit facility, pursuant to which a syndicate of lenders made floating rate senior secured loans to Ocean Rig Norway at an aggregate principal amount of USD 125 million (NOK 1,107 million) (the "1998 Loans"). The 1998 Loans are due on June 1, 2008 and bear interest at a rate of 475 basis points over LIBOR.

The net proceeds of the offering of the Notes, together with the 1998 Loans, have been used primarily to fund the costs of construction of two deepwater semisubmersible drilling rigs owned by the Company (Rig No. 1 and Rig No. 2) and pay interest on the Notes and the 1998 Loans through the originally scheduled date of delivery of each of these first two rigs.

Certain provisions of the documents governing the Notes and the 1998 Loans were amended in June 2001 pursuant to a consent solicitation in order to enable consummation of the Company's drilling contract with Encana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) for Rig No. 2.

In May 2000, the Company issued convertible bonds totaling NOK 200 million (USD 22.6 million). Terms of the bonds include a 5-year maturity, 13% coupon and a conversion price of NOK 25,28 per share. In September/October 2000, the Company issued additional convertible bonds totaling NOK 300 million (USD 33,9 million). Terms of these bonds include a 5-year maturity, 11% coupon and a conversion price of NOK 27,08 per share.

In June 2001, Ocean Rig 2 AS, a wholly owned subsidiary of Ocean Rig Norway AS, entered into a floating rate loan credit facility, with Credit Suisse First Boston as agent for the lenders, for an aggregate principal amount of USD 100 million (the "2001 Loans"). The 2001 Loans were incurred in order to refinance a term loan facility entered into in May 1998 with Fortis Bank (formerly MeesPierson N.V.) and Nordea Bank (formerly Christiania Bank og Kreditkasse ASA) for construction and completion of the rigs. There were no funds drawn under the term loan facility.

Under the terms of the 2001 Loans, the lenders thereunder were granted security interests in the same assets having the same priority as had been granted under the term loan facility it refinanced, as well as additional security interests in Rig No. 3. All security interests in Rig No. 3 were released upon the sale of this rig in March 2002 to Noble Drilling. In accordance with the 2001 Loans credit agreement, USD 17.5 million of the proceeds from the sale of Rig No. 3 was deposited into an escrow account over which the lenders were granted security.

On June 21, 2002 the Company gave an irrevocable notice to the lenders of the 2001 Loans that it intended to refinance the 2001 Loans with a take-out credit facility (the "2002 Take-Out Facility") provided by Fortis Bank (Nederland) N.V. and Nordea Bank Norge ASA. The take-out facility closed on June 28, 2002. The Company is subject to the covenants and other agreements set forth in the executed loan agreement governing this facility, dated November 16, 2001, as amended. Upon closing, the Company repaid the 2001 Loans in full, and all security interests

under the 2001 Loans were released. The loan agreement for the takeout facility states that the facility will mature on February 28, 2008, and bear interest at a rate of LIBOR plus the applicable margin, which will range between 1 5/8% per annum and 3% per annum, depending on whether Rig No. 2 is under contract, the length of such contract, and minimum cash balances. Until delivery of the rig to EnCana, the Company will pay an additional 3% margin on the loan. The loan under the take out facility is secured with substantially the same collateral as that securing the 2001 Loans. One difference is that the $17.5 million received from the proceeds of the sale of Rig No. 3 held in the supplemental collateral account under the 2001 Loans, will remain escrowed under the takeout facility only until delivery of Rig No. 2 under the EnCana drilling contract. Covenants under the takeout facility loan agreement place restrictions on distributions, affiliate transactions and excess cash. The agreement also contains standard events of default, including defaults in the payment of principal or interest, invalidity of security documents, cancellation of insurance in respect of Rig No.2 and bankruptcy. An event of default will also be caused in the event Rig No. 2 is not delivered under the EnCana contract by October 31, 2002. The loan may be prepaid in whole or in part, without penalty or premium, upon 10 banking days' notice. Interest on the loan is paid quarterly and the loan amortizes semi-annually, with a lump sum payment being due on the maturity date.

At the General Meeting on 21 November 2001, the shareholders of Ocean Rig adopted an equity issue of the Company of NOK 440 million (USD 49.5 million), equaling 58,666,667 shares to fund increased costs in connection with increased investments and further delays in the construction projects. In order to give the shareholders who were not invited to participate in the issue the opportunity to acquire bonds/shares on the same terms as soon as possible after the issue, the General Meeting authorized the Board to increase the share capital of the Company by issuing further bonds/shares to the shareholders who were not invited to participate in the initial issue. A total of 14,999,999 further shares were issued totaling NOK 112,5 million (USD 12,5 million). Since the par value of the Company's shares was higher than the price payable for the new shares, the General Meeting decided that the increase in share capital should take place in the form of a short-term subordinated convertible bond issue, to be converted into shares immediately upon completion of the write-down of the par value of the Company's shares. Accordingly, the General Meeting also adopted a resolution to write down the par value of the Company's shares from NOK 30 per share to NOK 1 per share. The shareholders also waived the shareholders' preferential rights to subscribe for the bonds/shares. On February 26, 2002, the Company's convertible bonds totaling NOK 552,5 million were converted to 73,666,666 shares.

On February 15, 2002, the Company entered into a loan agreement with EnCana regarding a short-term revolving credit facility totalling USD 19 million. The loan was initially secured with a mortgage in Rig No. 4. As a condition to the release of the liens on Rig No. 4 upon its sale to Noble Drilling in March 2002, the initial USD 10 million drawn under this facility was repaid in full with part of the proceeds from the sale of Rig No. 4. The Company will be able to draw further funds under this facility provided certain conditions are satisfied or waived. The facility will mature upon the delivery of Rig No. 2 under the drilling contract with EnCana. EnCana will be able to offset any amount outstanding under this facility upon delivery of the rig against certain amounts otherwise payable under the drilling contract.

In May 2002, the Company issued a USD 45.9 million zero coupon bond comprising 32,800 units, each consisting of 1 bond, 135 shares and 941 warrants. The total par value of the bonds is USD 45.9 million, and payment to the Company was USD 36,6 resulting in a discount of USD 9,3 million. The loan matures as follows: USD 6.6 million on October 13, 2002, USD 9.8 million on December 13, 2002 and March 13, 2003 and USD 19.7 million on May 13, 2003. For a description of the shares and warrants, see "Section 9 – Share Issuances."

011

Shareholders who were not invited to subscribe in the May share issue and the Short-Term Financing, were invited to, in a subsequent issue, to subscribe for shares and bonds with similar terms as those in the May issue. The total value of the bonds issued in the subsequent issue was USD 7 million, and the payment to the Company was USD 5,7 resulting in a discount of USD 1,3 million. The loan matures as follows: USD 1.0 million on October 13, 2002, USD 1.5 million on December 13, 2002 and March 13, 2003 and USD 3.0 million on May 13, 2003.

4. Restricted Cash

Net proceeds from the 2002 Take Out Facility (described in Note 3) are held in certain cash collateral accounts. In addition, restricted cash relates to cash pledged as collateral for bank guarantees to the shipyards, other suppliers and employee withholding tax amounts, as well as amounts escrowed in relation to the sale of Rig No. 3 and Rig No. 4 to Noble Drilling. Until June 28, 2002, funds were also held in certain escrow accounts under the 2001 Loans for the construction of Rigs No. 1 and No. 2, interest expense and certain fees and other expenses.

Below are restricted cash items at December 31, 2001 and June 30, 2002:

	As of December 31, 2001 NOK	As of June 30, 2002 NOK	As of June 30, 2002 USD
		(amounts in thousands)	
Trust Accounts (Interest Escrow Account, Construction Escrow Account, Supplemental Collateral Account and escrow accounts under Noble Contract)	241,474	153,486	20,400
Pledged as collateral for bank guarantees to shipyards/ suppliers and other restricted cash items	12,029	24,435	3,248
Total restricted cash	**253,494**	**177,922**	**23,648**

5. Interest and other financial expenses

	Three months ended June 30,		Six months ended June 30,	
	2001 NOK (amounts in thousands)	2002 NOK (amounts in thousands)	2001 NOK (amounts in thousands)	2002 NOK (amounts in thousands)
Total interest expense	102,823	112,971	197,440	241,820
Less capitalized interest	(102,823)	(103,005)	(197,440)	(195,370)
Amortization of debt issuance costs	3,453	12,920	6,313	25,680
Foreign exchange losses	77,074	189,613	199,704	228,712
Other financial expenses	2,314	1,379	7,277	4,827
Interest and other financial expenses	82,841	213,878	213,294	305,669

6. Debt Issuance Costs

Debt issuance costs of NOK 76.1 million (USD 10.1 million) are included in the consolidated balance sheet as of June 30, 2002 in "Long term receivables and other assets", and are amortized

over the term of the related debt. At December 31, 2001, capitalized debt issuance costs were NOK 120,786 million (USD 16.1 million) of which NOK 31.2 million (USD 4.1 million) related to the issuance of convertible bonds in November/December 2001.

Amortization expenses of NOK 25.7 million (USD 3.4 million) and NOK 6.3 million (USD 0.8 million) are included in "interest and other financial expenses" for the six months ended June 30, 2002 and 2001, respectively.

7. Construction-in-progress

Ocean Rig entered into yard contracts for the construction of four baredeck units with Dalian New Shipyard in China, and for the outfitting of Rigs No. 1 and 2 with Friede Goldman Offshore, Inc. in the United States. In addition, the Company has entered into contracts for delivery of owner furnished equipment (OFE) for Rigs No. 1 and 2. The Company subsequently also entered into a contract for the completion and winterization of Rig No. 2 with Irving Shipbuilding, in Halifax, Nova Scotia. Rig No. 2 was moved to the Irving yard from Friede Goldman's yard in July 2001 and was mechanically completed on June 21, 2002. The baredecks for Rig 3 and 4 were sold in March 2002 for a total of USD 43 million to Noble Drilling. Construction of Rig No. 1 was completed in December 2001 and the total construction cost of NOK 3,6 billion (USD 408,3 million) was transferred to property and equipment. Rig No. 2 is currently undergoing commissioning and preparation for sea trials in Halifax with assistance from the Halifax Shipyard under a support services agreement. The baredecks for Rigs No. 3 and 4 were stored at Dalian New Shipyard during 2001 and the first quarter of 2002. Interest and other costs related to Rigs No. 3 and 4 during the lay-up period are recorded as expenses when incurred.

Construction-in-progress consists of installments paid on shipyard contracts as well as other costs related to the construction and commissioning of the Company's rigs. Interest costs are capitalized as part of construction-in-progress. The capitalized amounts are allocated to the rigs as follows:

	Rig No. 2 NOK	Rig No. 3 NOK	Rig No. 4 NOK	Total NOK
(Amounts in thousands)				
Balance at December 31, 2001 (excluding capitalized interest)	3,051,688	180,581	178,556	3,410,825
Sale of Rigs		(180,581	(178,556)	(359,137)
Payments related to building contracts 2001 (excluding capitalized interest)	937,950			937,950
Balance at June 30 2002 (excluding capitalized interest)	**3,989,638**	**0**	**0**	**3,989,638**
Total capitalized interest (accumulated)	731,079	8,969	10,994	751,042
Sale of Rigs		(8,969)	(10,994)	(19,963)
Balance at June 30, 2002 (including capitalized interest)	**4,720,717**	**0**	**0**	**4,720,717**

013

Rigs and drilling equipment

Balance at December 31, 2001	3,602,573
Investments 2002	12,845
Depreciation 2002	(64,275)
Balance at June 30, 2002	3,551,143

8. Commitments

The activities of the Halifax Shipyard of Irving Shipbuilding for the completion of Rig No. 2 were regulated by a contract concluded on July 25, 2001 between Ocean Rig 2 AS and Irving Shipbuilding and amended in August 2001, February 2002 and June 2002 (the "Halifax Contract"). Rig No. 2 was mechanically completed and delivered to the Company under the Halifax Contract on June 21, 2002. The Rig is currently undergoing commissioning and preparation for sea trials, with support from the Halifax Shipyard under a support services agreement entered into in June 2002. Commencement of operations under the EnCana Drilling Contract is estimated to commence in early October 2002.

The Company agreed to pay a completion bonus to Irving based on the achievement of the specific milestones during the construction, up to a maximum of USD 5 million. All milestones were achieved subject to an audit of the project currently underway. It is expected that EnCana will pay a portion of this bonus, pursuant to the Transition Agreement as amended (see below).

It should be emphasized that as with any major construction project, especially one involving the development and construction of a complex drilling rig, there will be a risk of additional delays and/or cost overruns. As the preparation for operation of Rig No. 2 is still in a demanding phase involving the testing and commissioning of all equipment, no representation or assurance can be made that the rig will be successfully outfitted and completed, with all systems functioning, by the scheduled delivery date under the EnCana drilling contract.

Ocean Rig 2 AS, Ocean Rig Norway, Ocean Rig 4 AS, EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) and the Partnership created by EnCana for purposes of the drilling contract arrangement negotiated for Rig No. 2 entered into the Transition Agreement in June 2001, pursuant to which EnCana agreed immediately to pay to Ocean Rig 2 AS additional compensation in the amount of USD 10 million in consideration for moving Rig No. 2 to Halifax for completion and winterization, in preparation for commencement of the Encana drilling contract. In the event that Ocean Rig 2 AS does not satisfy certain conditions regarding the delivery date of Rig No. 2 under the drilling contract, the USD 10 million payment described above will be deemed an advance of USD 10 million of the USD 15 million in winterization payments owed to the Company by EnCana under the terms of the drilling contract arrangement with EnCana.

The parties also agreed to amend certain provisions of the drilling contract arrangement with EnCana by (i) extending the date by which Rig No. 2 must be completed until September 30, 2002, (ii) extending the date by which the Rig No. 2 must be delivered under the drilling contact until October 31, 2002, (iii) delaying the obligation of EnCana to pay winterization payments, (iv) extending the dates by which the conditions in the purchase agreement relating to the drilling contract arrangement must be satisfied to October 31, 2002, and (v) changing the date by which certain determinations must be made under the purchase agreement to May 1, 2002, among other things. These amendments were effected on February 15, 2002.

EnCana also agreed, pursuant to a letter agreement entered into concurrently with the Transition Agreement, to pay Ocean Rig an additional USD 8 million (USD 4 million of which was received upon delivery of Rig No. 2 to the Halifax Shipyard and USD 4 million of which would be payable upon the satisfaction by Ocean Rig of certain conditions) in connection with Ocean Rig's providing EnCana with certain services, and the closing of the 2001 Loans. This USD 4 million, if payable, will be paid by EnCana directly to Irving Shipbuilding to cover bonus amounts payable up to that amount.

In February 2002, the Company announced that an agreement had been entered into for the sale of the Company's two baredeck hulls, Rig No. 3 and Rig No. 4, to Noble Drilling. The sale was finalized at the end of March, at a total price of USD 43 million.

Rig No. 1 is currently operating offshore Angola under a contract with ExxonMobil. This contract reflects a drilling program for several wells (including firm and optional wells) offshore Angola. The drilling contract commenced February 7, 2002.

9. Share issuances

The Company's convertible bonds issued in November and December 2001 totaling NOK 552,500,000 were converted to 73,666,666 shares 26 February, 2002. At the same time, the par value of the Company's shares were reduced from NOK 30 per share to NOK 1 per share.

In April 2002, the Company conducted a private placement of 24,444,445 new shares with a par value of NOK 1. The subscription price was NOK 9 per share. The private placement was directed towards the largest existing shareholders of the company as of April 2, 2002. The total subscription amount of NOK 220,000,005 was fully paid to the company in April 2002.

In May 2002, the Company conducted a private placement of 31,257,500 new shares with a par value of NOK 1 per share. The subscription price was NOK 8 per share. The private placement was directed towards the largest existing shareholders of the company as of May 24,2002. The total subscription amount of NOK 250,060,000 was fully paid to the Company in May 2002. The Company also issued 4,428,000 shares with a par value of NOK 1 per share and a subscription price of NOK 8 per share in relation to the short term financing package consisting of bonds, warrants and shares described in "Section 3 – Long-Term Debt." The total subscription amount of NOK 35,424,000 was fully paid to the company in May 2002.

In June 2002, the Company invited, through two subsequent issues, shareholders not invited to participate in the May issue, to purchase shares in the private placement and in the short term financing package in units structured quivalent to the units in the initial placement and short term financing. The company issued a total of 751,743 new shares for a total subscription price of NOK 6,013,994 which was fully paid to the company in June 2002.

As part of the short term financing package, the Company also issued 30,864,800 warrants for consideration of USD 4.3 million in the first issue and 4,750,000 warrants for consideration of USD 650.000 for the subsequent issue. The warrants have an exercise price of NOK 8. If the market price exceeds NOK 16 at the time of exercise, the exercise price will be adjusted to 100% of the increase above NOK 16, or 50% if at the time of exercise there is an outstanding public bid for all shares of the Company. The warrants mature in intervals between October 7, 2002 and May 7, 2003.

10. Dispute with Maritima

In November 1998, the Company entered into a marketing agreement with the Brazilian drilling contractor Formaritima, which is owned by the Brazilian company Maritima Petroleo e Engenharia Ltda ("Maritima") and the American drilling contractor Pride International. Maritima undertook to pay the Company USD 15 million if Maritima had not obtained contracts for Rig No. 1 and Rig No. 2 by an agreed deadline. The claim was secured by a letter of credit issued by Safra National Bank of New York (Safra Bank). However, Maritima did not succeed in providing drilling contracts for any of the rigs by the specified deadline. As a result, Ocean Rig filed a claim under the letter of credit, which Safra Bank rejected. In June, a U. S. federal court found in favor of Ocean Rig, and ruled that Safra Bank was to pay the specified amount. Safra Bank paid the amount of USD 15 million plus accrued interest into an account with HSBC Bank, New York. Maritima claimed repayment of the above-mentioned USD 15 million (plus accrued interest). In addition, Maritima claimed compensation for losses that it maintains it has suffered as a result of breach of contract by Ocean Rig during a previous marketing agreement between the parties.

The claim, totaling USD 449.6 million plus interest, relates primarily to allegations by Maritima that actions of Ocean Rig caused the Brazilian state owned oil company Petrobras to cancel a series of drilling contracts that had been entered into between Petrobras and Maritima. The cancellation of these contracts is the subject of litigation in Brazil. Ocean Rig is not a party to these proceedings, or involved in them in any other way.

On March 28, 2002 the Award was published in the arbitration between Maritima and Ocean Rig. With the exception of Maritima's claim for the return to it of the sum of USD 15 million, the arbitration tribunal has dismissed all of Maritima's claims. It has also confirmed that Ocean Rig was entitled to draw down on the USD 15 million letter of credit which was issued in its favor by Safra National Bank of New York (on Maritima's order). However, on the basis that Ocean Rig has not, in the event, suffered any loss as a consequence of Maritima's failure to secure drilling contracts with Petrobras for Ocean Rig's two drilling rigs, the tribunal has directed that the USD 15 million plus interest, which currently is deposited with HSBC Bank in New York, should be returned to Maritima. Ocean Rig, based on advice of its legal advisers has determined that it will not appeal the Award.

In the Company's financial statements as of December 31, 2001, there are no accruals related to the ongoing legal proceedings. Conditional receivables are not recorded.

11. Segment information

The table below presents information about reported segments for the six months ended June 30, 2002 and 2001:

	Offshore Drilling Operations NOK	Rig Management NOK	Total NOK
	(amounts in thousands)		
2002			
Revenues	198,865	11,259	210,124
(Loss) income before taxes	341,518	6,674	348,192
Net (loss) income	341,502	6,674	348,176
Total assets	8,768,949	20,001	8,788,950
2001			
Revenues	—	4,211	4,211
(Loss) income before taxes	(312,733)	685	(312,048)
Net (loss) income	(312,860)	685	(312,175)
Total assets	7,269,611	14,842	7,284,453

12. Subsequent events

In August 2002, the Company announced that, after a change in the project management team at the Halifax Shipyard in Canada and an in-depth analysis of the scope of work remaining for the completion of Rig No. 2, the date for commencement of operations were postponed and scheduled to be in the beginning of October 2002. The results of the analysis increased the estimated cost to complete the rig by USD 40 million in addition to a delay in revenues of approximately USD 5 million. To finance the cost overrun the company called for an extraordinary general meeting which was held on August 23, 2002 to propose the issuance of a zero coupon subordinated convertible loan and the issuance of independent subscription rights. The proposed financing was approved. It is expected that total proceeds from the financing will amount to approximately USD 35 million. Further, the Board proposed to allow bondholders in the Company's USD 52.9 million loan issued in May / June 2002 and bondholders in the Companys NOK 200 million and NOK 300 million subordinated convertible bonds issued in 2000 to convert part of their loans to bonds in the new convertible loan. The conversion to the new convertible loan will reduce the Company's short term liquidity need by the amount of loan converted.

In addition, the extraordinary general meeting approved the issuance of bonds for a maximum of NOK 76,000,000 in a subsequent issue directed at existing shareholders and bondholders of the Company who were not invited to participate in the directed offering. The issue will have the same terms as the directed offering.

The meeting also authorized the issuance of up to 14,000,000 shares in a new option scheme for key personnel and board members with an exercise price of NOK 3.50. 8,000,000 of the shares are reserved for board members.

In addition, on August 13, 2002, the Halifax Shipyard agreed to defer certain payments due to the yard, subject to certain conditions being met. Conditions for continued deferral include the payment of certain additional amounts to the yard and agreement as to the security package to be provided to the yard.

13. Differences between generally accepted principles in Norway and the United States

The financial statements are prepared in accordance with the generally accepted accounting principles in Norway ("Norwegian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP").

(a) *Reconciliation of net loss and shareholders' equity*

Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:

	Three months ended		Six months ended		
	June 30, 2001 NOK	June 30, 2002 NOK	June 30, 2001 NOK	June 30, 2002 NOK	June 30, 2002 USD
	(Amounts in thousands)				
Net loss in accordance with Norwegian GAAP	(132,902)	414,508	(312,175)	348,176	46,275
US GAAP adjustments:					
Stock compensation	705		1,811	(91)	(12)
Net loss in accordance with US GAAP	(132,197)	414,508	(310,364)	348,085	46,263

	December 31, 2001 NOK	June 30, 2002 NOK	June 30, 2002 USD
	(Amounts in thousands)		
Shareholders equity in accordance with Norwegian GAAP	2,803,288	4,207,845	559,257
US GAAP adjustments:			
Accrued compensation cost	(69)	(177)	(24)
Unearned compensation cost	69	177	24
Accrued social security tax	7	24	3
Net loss in accordance with US GAAP	2,803,295	4,207,869	559,260

(i) *Stock compensation*

According to U.S. GAAP, using the intrinsic value approach, compensation expense should be recorded for the excess of the market price over the exercise price at the grant date. The compensation expense should be accrued and expensed as salary expense over the service period.

Norwegian GAAP also require a calculation of compensation expense in accordance with the intrinsic value method calculated based upon the same assumptions as the US GAAP calculation. However, according to Norwegian GAAP, the Company must accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the grant date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP, the social security tax should not be accrued for until the options are exercised.

(ii) *Pensions*

Under US GAAP, the use of an actuarial method for determining defined benefit pension costs is required. US GAAP also requires deferral of actuarial gains and losses that result from changes in assumptions or actual experience differing from that assumed and prospective amortization of costs resulting from adopting the above method of accounting. Norwegian GAAP also uses an actuarial method for determining defined benefit pension costs, however, there may be differences in the economic assumptions used for the actuarial calculations and the treatment of actuarial gains and losses.

Because the Company has a deferred tax asset offset by a full valuation allowance, any deferred tax liability recognized from the above adjustments would be immediately offset by a reduction in the deferred tax asset's valuation allowance. Since the above adjustments do not exceed the current net deferred tax asset, there is no effect on deferred tax expense or benefit from such adjustments.

There were no material differences between Norwegian GAAP and US GAAP with respect to shareholders' equity as of December 31, 2001 and June 30, 2002.

(b) *Development stage company*

The Company's activities were up until December 31, 2001, accounted for as those of a "Development Stage Company" as set forth in the Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 were that the Company's financial statements should be identified as those of a development stage company, and that the statement of operation and cash flows disclose cumulative activity since the date of the Company's inception.

The Company's first rig commenced operations in February 2002 and the financial statements as of March 31, 2002 and June 30, 2002 include mainly operating revenues from the Company's principal operations from Rig No. 1. Thus, the company is no longer required under SFAS No.7, to report financial statements as a "Development Stage Company".

14. Guarantor Financial Information

Presented below is condensed consolidating financial information for: (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS and Ocean Rig 2 AS, on a combined basis, (iv) the non-guarantor subsidiaries, Ocean Rig 3 AS, Ocean Rig 4 AS and other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended June 30, 2001

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
				(amounts in thousands)		
Operating revenues:	—	—	—	9,530	(7,501)	2,029
Operating expenses:						
Salaries and personnel expenses	—	2,169	—	18,653	1,492	22,314
Other operating and administrative expenses	—	21,977	27,680	19,180	(19,128)	49,709
Depreciation and amortization	—	116	8	854	—	978
Equity in investee losses	27,472	237,436	—	—	(264,908)	—
Total operating expenses	27,472	261,698	27,688	38,687	(282,544)	73,001
Operating income (loss)	(27,472)	(261,698)	(27,688)	(29,157)	275,043	(70,972)
Interest income	(424)	17,225	3,821	396	—	21,017
Interest expense and other financial expenses	(150,069)	(21,675)	(2,552)	(27)	91,481	(82,841)
Net financial income (loss)	(150,493)	(4,450)	1,269	369	91,481	(61,824)
Net income (loss) before taxes	(177,965)	(266,148)	(26,419)	(28,788)	366,524	(132,796)
Tax expense	—	—	—	(106)	—	(106)
Net income (loss)	(177,965)	(266,148)	(26,419)	(28,894)	366,524	(132,902)

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended June 30, 2002

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
Operating revenues:			80,588	54,905	(9,988)	125,505
Operating expenses:						
Salaries and personnel expenses		2,731	32,451	43,688	(25,715)	53,155
Other operating and administrative expenses	76	17,429	30,919	52,484	(3,235)	97,673
Depreciation and amortization		60	32,322	265		32,647
Equity in investee losses	1,265	(393,346)			392,021	
Total operating expenses	1,341	(373,126)	95,692	96,437	363,131	183,475
Operating income (loss)	(1,341)	373,126	(15,104)	(41,532)	(373,119)	(57,970)
Interest income	475,651	52,107	157,672	806	1	686,237
Interest expense and other financial expenses	(59,356)	(121,835)	(143,295)	(659)	111,345	(213,800)
Net financial income (loss)	416,295	(69,728)	14,377	147	111,346	472,437
Net income (loss) before taxes	414,954	303,398	(727)	(41,385)	(261,773)	414,467
Tax expense				41		41
Net income (loss)	414,954	303,398	(727)	(41,344)	(261,773)	414,508

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the six months ended June 30, 2001

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
				(amounts in thousands)		
Operating revenues:	—	—	—	19,346	(15,135)	4,211
Operating expenses:						
Salaries and personnel expenses	—	8,243	—	36,607	2,730	47,580
Other operating and administrative expenses	—	54,100	49,617	21,756	(36,257)	89,216
Depreciation and amortization	—	353	8	1,984	—	2,345
Equity in investee losses	53,979	472,467	—	—	(526,446)	—
Total operating expenses	53,979	535,163	49,625	60,347	(559,973)	139,141
Operating income (loss)	(53,979)	(535,163)	(49,625)	(41,001)	544,838	(134,930)
Interest income	—	28,589	6,775	813	—	36,176
Interest expense and other financial expenses	(357,011)	(33,464)	(8,883)	(35)	186,098	(213,294)
Net financial income (loss)	(357,011)	(4,875)	(2,108)	778	186,098	(177,118)
Net income (loss) before taxes	(410,990)	(540,038)	(51,733)	(40,223)	730,936	(312,048)
Tax expense	—	—	—	(127)	—	(127)
Net income (loss)	(410,990)	(540,038)	(51,733)	(40,350)	730,936	(312,175)

022

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the six months ended June 30, 2002

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
Operating revenues:			136,264	93,902	(20,042)	210,124
Operating expenses:						
Salaries and personnel expenses		8,429	39,772	57,814	(15,812)	90,203
Other operating and administrative expenses	136	30,485	115,533	68,126	(3,235)	211,045
Depreciation and amortization		119	64,284	546		64,949
Equity in investee losses	94,114	(280,806)			186,692	
Total operating expenses	94,250	(241,773)	219,589	126,486	167,645	366,197
Operating income (loss)	(94,250)	241,773	(83,325)	(32,584)	(187,687)	(156,073)
Interest income	570,853	53,066	184,948	989		809,856
Interest expense and other financial expenses	(150,069)	(141,797)	(208,322)	(773)	195,370	(305,591)
Net financial income (loss)	420,784	(88,731)	(23,374)	216	195,370	504,265
Net income (loss) before taxes	326,534	153,042	(106,699)	(32,368)	7,683	348,192
Tax expense				(16)		(16)
Net income (loss)	326,534	153,042	(106,699)	(32,384)	7,683	348,176

OCEAN RIG ASA
CONDENSED CONSOLIDATED BALANCE SHEET
as of December 31, 2001

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS, other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
ASSETS						
Construction-in-progress			3,052,131	359,137	555,229	3,966,497
Machinery and equipment		311	3,018,298	1,896	585,067	3,605,542
Long term receivables and other assets	56,053	51,772	19,163	4,309	-	131,297
Intercompany loan receivable	5,630,206	267,578	180,319	23,718	(6,101,821)	-
Investment at equity		2,398,049	-	-	(2,398,049)	-
Total non-current assets	**5,686,259**	**2,717,710**	**6,269,911**	**389,060**	**(7,359,604)**	**7,703,336**
Intercompany receivable				-	-	-
Other current assets	-	3,091	49,682	8,550	-	61,323
Restricted cash	-	6,219	245,030	2,245	-	253,494
Cash and cash equivalents	134	133,362	28,420	8,289	-	170,205
Total current assets	134	142,672	323,132	19,084	-	485,022
Total assets	**5,686,393**	**2,860,382**	**6,593,043**	**408,144**	**(7,359,604)**	**8,188,358**
LIABILITIES AND SHAREHOLDERS' EQUITY						
Share capital	2,239,907	1,682,316	256,600	1,113	(2,497,620)	1,682,316
Other equity	(145,153)	(27,886)	(359,343)	(297,074)	1,950,428	1,120,972
Total shareholders' equity	2,094,754	1,654,430	(102,743)	(295,961)	(547,192)	2,803,288
Pension liabilities	-	1,088	-	-	-	1,088
Intercompany loan payable	-	51	5,712,324	690,399	(6,402,774)	-
Convertible loans	-	1,052,500	-	-	-	1,052,500
Long-term debt	3,158,750	-	848,359	1,032	(1,032)	4,007,109
Accumulated losses of unconsolidated losses in excess of investments	408,606				(408,606)	
Total long-term liabilities	3,567,356	1,053,639	6,560,683	691,431	(6,812,412)	5,060,697
Accounts payable	-	6,334	78,880	4,338	-	89,552
Intercompany payable	-	-	-	-	-	-
Other current liabilities	24,283	145,979	56,223	8,336	-	234,821
Total current liabilities	24,283	152,313	135,103	12,674	-	324,373
Total liabilities and shareholders' equity in accordance with Norwegian GAAP	**5,686,393**	**2,860,382**	**6,593,043**	**408,144**	**(7,359,604)**	**8,188,358**

024

OCEAN RIG ASA
CONDENSED CONSOLIDATED BALANCE SHEET
as of June 30, 2002

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS, other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
ASSETS						
Construction-in-progress		1,116,913	2,873,167		730,637	4,720,717
Machinery and equipment		2,370	2,989,960	2,334	585,036	3,579,700
Long term receivables and other assets	51,679	17,567	10,309	4,309		83,864
Intercompany loan receivable	5,620,746		202,631	44,737	(5,868,114)	
Investment at equity		2,678,856			(2,678,856)	
Total non-current assets	5,672,425	3,815,706	6,076,067	51,380	(7,231,297)	8,384,143
Intercompany receivable						
Other current assets	2	53,303	57,120	33,817		144,242
Restricted cash		22,759	153,486	1,676		177,921
Cash and cash equivalents	127	45,024	80,835	16,520		142,506
Total current assets	129	121,086	291,441	52,013		464,669
Total assets	**5,672,554**	**3,936,792**	**6,367,508**	**103,393**	**(7,231,297)**	**8,848,950**
LIABILITIES AND SHAREHOLDERS' EQUITY						
Share capital	2,239,907	190,626	256,600	1,092	(2,497,599)	190,626
Other equity	181,380	2,668,024	-461,978	-329,290	(1,959,083)	4,017,219
Total shareholders' equity	2,421,287	2,858,650	-205,378	-328,198	(538,516)	4,207,845
Pension liabilities		1,087				1,087
Intercompany loan payable	121,576	135,556	5,578,345	353,552	(6,189,029)	
Convertible loan		500,000				500,000
Long-term debt	2,607,150		739,313	1,032	(1,031)	3,346,463
Accumulated losses of unconsolidated losses in excess of investments	502,721				(502,721)	
Total long-term liabilities	3,231,447	636,643	6,317,657	354,584	(6,692,781)	3,847,550
Accounts payable		5,064	55,198	17,300		77,562
Intercompany payable						
Other current liabilities	19,820	436,435	200,031	59,707		715,993
Total current liabilities	18,820	441,501	255,229	77,007		793,555
Total liabilities and shareholders' equity in accordance with Norwegian GAAP	**5,672,554**	**3,936,792**	**6,367,508**	**103,393**	**(7,231,297)**	**8,848,950**

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended June 30, 2001

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
Cash flow from operations:						
Net income (loss)	(177,965)	(266,148)	(26,419)	(28,894)	366,524	(132,902)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Equity in investee losses	27,472	237,436	—	—	(264,908)	—
Depreciation and amortization	2,188	1,381	8	853	—	4,431
Net unrealized foreign exchange loss	64,620	(2,598)	(844)	(112)	(393)	60,673
Change in operating assets and liabilities:						
Other current assets	84	2,466	(1,412)	(1,442)	3,992	3,688
Accounts payable	—	(5,215)	28,830	13,476	(1,263)	35,828
Other liabilities	(52,747)	68,149	12,569	(3,372)	(23,812)	787
Net cash flow (used in) provided by operating activities	(136,348)	35,471	12,732	(19,491)	80,141	(27,495)
Cash flow from investments:						
Payments on building contracts	—	(403,537)	(170,331)	119,276	(80,149)	(534,741)
Change in restricted cash	254	166	13,070	1,234	—	14,724
Purchases of machinery and equipment	—	(14)	—	(15)	—	(29)
Net change in long-term receivable and intercompany balances	(164,289)	(140,553)	146,730	(123,453)	279,200	(2,365)
Net cash flow used in investment activities	(164,035)	(543,938)	(10,531)	(2,958)	199,051	(522,411)
Cash flow from financing:						
Net proceeds from the issuance of shares	279,192	444,423	—	—	(279,192)	444,423
Net proceeds from the issuance of convertible bonds	279,192	444,423	—	—	(279,192)	444,423
Net cash flow provided by financing activities						
Effect of exchange rate changes on cash	(571)	2,598	836	(11)	—	2,852
Net increase (decrease) in cash	(21,762)	(61,446)	3,037	(22,460)	—	(102,631)
Cash at the beginning of the period	21,928	161,713	(2,329)	34,570	—	215,882
Cash at the end of the period	166	100,267	708	12,110	—	113,251

026

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended June 30, 2002

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
Cash flow from operations:						
Net income (loss)	414,954	303,398	(727)	(41,344)	(261,773)	414,508
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Equity in investee losses	1,265	(393,346)			392,081	
Depreciation and amortization	2,187	10,911	63,927	265		77,290
Net unrealized foreign exchange loss	(475,644)	(9,887)	(102,633)	35	(1,418)	(589,547)
Change in operating assets and liabilities:						
Other current assets		(56,801)	21,467	983		(34,351)
Accounts payable		(1,629)	(19,624)	7,361		(13,892)
Other liabilities	(54,198)	(45,569)	159,242	28,530	96,564	184,569
Net cash flow (used in) provided by operating activities	(111,436)	(192,923)	121,652	(4,170)	225,454	38,577
Cash flow from investments:						
Payments on building contracts		(908,098)	311,745		(208,416)	(804,769)
Change in restricted cash		981	70,479	(1,632)		69,828
Purchases of machinery and equipment		(2,112)	(19,043)	14		(21,141)
Net change in long-term receivable and intercompany balances	111,437	284,319	(391,066)	15,412	(17,037)	3,065
Net cash flow used in investment activities	111,437	(624,910)	(27,885)	13,794	(225,453)	(753,017)
Cash flow from financing:						
Net proceeds from the issuance of shares		529,833				529,833
Net proceeds from the issuance of equity or notes/loans		330,480	(10,153)			320,327
Net cash flow provided by financing activities		860,313	(10,153)			850,160
Effect of exchange rate changes on cash	(7)	(4,509)	(27,114)		(1)	(31,631)
Net increase (decrease) in cash	(6)	37,971	56,500	9,624	1	104,089
Cash at the beginning of the period	133	7,053	24,335	6,896		38,417
Cash at the end of the period	127	45,024	80,835	16,520		142,506

027

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2001

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
Cash flow from operations:						
Net income (loss)	(410,990)	(540,038)	(51,733)	(40,350)	730,936	(312,175)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Equity in investee losses	53,979	472,467	—	—	(526,446)	—
Depreciation and amortization	4,374	2,292	8	1,984	—	8,658
Net unrealized foreign exchange loss	184,798	(3,757)	(566)	(154)	(393)	179,928
Change in operating assets and liabilities:						
Other current assets	—	859	(3,906)	(5,693)	4,617	(4,123)
Accounts payable	—	194	12,511	12,226	(1,887)	23,044
Other liabilities	(1,826)	80,966	20,521	(4,104)	(93,311)	2,246
Net cash flow (used in) provided by operating activities	(169,665)	12,983	(23,165)	(36,091)	113,516	(102,422)
Cash flow from investments:						
Payments on building contracts	—	(487,521)	(253,748)	—	(113,218)	(854,487)
Change in restricted cash	254	5,555	3,061	1,234	—	10,104
Purchases of machinery and equipment	—	(49)	—	(421)	—	(470)
Net change in long-term receivable and intercompany balances	(266,147)	(420,776)	248,591	4,432	431,966	(1,934)
Net cash flow used in investment activities	(265,893)	(902,791)	(2,096)	5,245	318,748	(846,787)
Cash flow from financing:						
Net proceeds from the issuance of shares	432,264	444,423	—	—	(432,264)	444,423
Net proceeds from the issuance of convertible bonds						
Net cash flow provided by financing activities	432,264	444,423	—	—	(432,264)	444,423
Effect of exchange rate changes on cash	3	3,757	558	1	—	4,319
Net increase (decrease) in cash	(3,291)	(441,628)	(24,703)	(30,845)	—	(500,467)
Cash at the beginning of the period	3,457	541,895	25,411	42,955	—	613,718
Cash at the end of the period	166	100,267	708	12,110	—	113,251

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2002

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)			
Cash flow from operations:						
Net income (loss)	326,534	153,042	(106,699)	(32,384)	7,683	348,176
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Equity in investee losses	94,114	(280,806)			186,692	
Depreciation and amortization	4,374	11,961	129,969	546		146,850
Net unrealized foreign exchange loss	(551,592)	(9,874)	(117,388)	279	(1,263)	(679,838)
Change in operating assets and liabilities:						
Other current assets	(2)	(50,212)	(7,438)	(25,267)		(82,919)
Accounts payable		(1,270)	(23,682)	12,962		(11,990)
Other liabilities	(4,463)	(34,422)	52,258	38,008	52,042	103,423
Net cash flow (used in) provided by operating activities	(131,035)	(211,581)	(72,980)	(5,856)	245,154	(176,298)
Cash flow from investments:						
Payments on building contracts		(1,116,913)	258,040		(227,822)	(1,086,695)
Change in restricted cash		(16,540)	91,544	569		75,573
Purchases of machinery and equipment		(2,178)	(22,991)	371,384	(109)	346,106
Net change in long-term receivable and intercompany balances	131,036	403,083	(156,291)	(357,866)	(17,221)	2,741
Net cash flow used in investment activities	131,036	(732,548)	170,302	14,087	(245,152)	(662,275)
Cash flow from financing:						
Net proceeds from the issuance of shares		1,051,177				1,051,177
Net proceeds from the issuance of equity or notes/loans		(190,864)	(12,353)			(203,217)
Net cash flow provided by financing activities		860,313	(12,353)			847,960
Effect of exchange rate changes on cash	(8)	(4,522)	(32,554)		(2)	(37,086)
Net increase (decrease) in cash	(7)	(88,338)	52,415	8,231	2	(27,699)
Cash at the beginning of the period	134	133,362	28,420	8,289		170,205
Cash at the end of the period	127	45,024	80,835	16,520		142,506

OCEAN RIG ASA AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements of Ocean Rig ASA and the Notes thereto, included elsewhere herein. The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion related to forward-looking statements found in the section entitled "Forward-looking Statements". All translations from Norwegian kroner ("NOK") to U.S. dollars ("$" or "USD") set forth in the discussion below have been made solely for the convenience of the reader at the Federal Reserve noon buying rate on June 28, 2002 of USD 1.00 = NOK 7.524

General Overview

Ocean Rig operated as a development-stage company since its inception in September 1996 until December 31, 2001, devoting substantially all of its efforts to the ongoing construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of Rig No. 1. Rig No. 1 commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil.

The Company has incurred operating losses in each period since inception. At December 31, 2001, the Company had an accumulated operating loss of NOK 1.369 million (USD 181,9 million).

To date, the Company's capital raising efforts have consisted of the following:

- private placements of shares in October and November 1996;
- public offering of shares in Norway in January 1997;
- global offering of shares (including a public offering in Norway) in October 1997;
- issuance of 10¼% notes due 2008 together with the incurrence of loans in May 1998;
- private placement and subsequent share issue in September/October 1999;
- private placement of shares in June 2000;
- issuance in May/June 2000 of 13% subordinated convertible bonds due 2005;
- issuance in October 2000 of 11% subordinated convertible bonds due 2005;
- private placement and subsequent share issue in April/May 2001;
- incurrence of floating rate loans in June 2001;
- Issuance of zero coupon subordinated convertible bonds in November/December 2001;
- incurrence of short term revolving loan in February 2002
- private placement and subsequent share issue in April 2002;
- private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;
- Incurrence of a convertible loan and independent subscription rights in August 2002; and
- financial income on such funds.

Ocean Rig expects to continue to incur operating losses until both its rigs are in operations. Rig No. 2 was delivered from the shipyard on June 21, 2002 but is still undergoing commissioning and sea trials. Ocean Rig cannot ensure that the rig will be commissioned and fully tested in accordance with the current schedule. The amount of future operating losses that it will incur and the period of time that it will

030

require to reach profitability, if ever, are highly uncertain. The Company cannot assure that it will generate significant revenues in the future.

Presented below is the Company's EBITDA, which is defined as operating income prior to deductions for net financial items, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity.

	Three months ended		**Six months ended**		
	June 30, 2001 NOK	**June 30, 2002 NOK**	**June 30, 2001 NOK**	**June 30, 2002 NOK**	**June 30, 2002 USD**
	(Amounts in thousands)				
EBITDA	(69,994)	(25,323)	(132,585)	(91,124)	(12,111)

Results of Operations

Three- and six-month periods ended June 30, 2002, compared to the three- and six-month periods ended June 30, 2001

Operating revenues of 2001 resulted from the activities of Ocean Rig AS (formerly "Polycrest AS"). Operating revenues for the first six months of 2002 resulted primarily from activities of Ocean Rig I AS. On a consolidated basis, the Company's operating revenues for the six months ended June 30, 2002 were NOK 210.1 million (USD 27.9 million) compared to operating revenues of NOK 4.2 million (USD 0.6 million) for the same period in 2001. For the three months ended June 30, 2002, operating revenues were NOK 125.5 million (USD 16.7 million) compared to NOK 2.0 million (USD 0.3 million) for the second months of 2001.

The Company's operating expenses primarily consisted of personnel expenses, preparations for operations and fees to advisors, mainly related to legal assistance, marketing and engineering. Personnel expenses and other operating expenses amounted to NOK 301.2 million (USD 40.0 million) for the six months ended June 30, 2002 compared to NOK 136.8 million (USD 18.2 million) for the same period last year. The increase in expenses is primarily due to expenses concerning preparing for operation as well as operating expenses for Rig 1. For the three months ended June 30, 2002, personnel and other operating expenses amounted to NOK 150.8 million (USD 20.1 million) compared to NOK 72.0 million (USD 9.6 million) for the same period last year. The Company incurred an operating loss of NOK 156.1 million (USD 20.7 million) for the first six months of 2002 compared to an operating loss of NOK 134.9 million (USD 17.9 million) for the first six months of 2001. For the three months ended June 30, 2002 the operating loss amounted to NOK 57,9 million (USD 7.7 million) compared to NOK 70.9 million (USD 9.4 million) for the three months ended June 30, 2001.

The Company's cash position resulted in interest income of NOK 3.6 million (USD 0.5 million) in the first six months of 2002, compared to NOK 10.0 million (USD 1.3 million) for the same period in 2001. The Company has cash and long-term debt denominated in U.S. dollars which resulted in a net foreign exchange gain for the first six months of 2002 of NOK 577.4 million (USD 76.7 million) compared to a foreign exchange loss of NOK 173.5 million (USD 23.1 million) for the same period in 2001. After capitalization

of interest expenses related to construction in progress, the Company had net financial income of NOK 504.3 million (USD 67.0 million) for the first six months of 2002 compared to net financial expenses of NOK 177.1 million (USD 23.5 million) for the same period in 2001.

Earnings before taxes and net earnings for the first six months of 2002 was NOK 348.2 million (USD 46.3 million) compared to a loss before taxes of NOK 312.0 million (USD 41.4 million) and net loss of NOK 312,2 (USD 41,5 million) for the same period in 2001.

The financial statements are based on the assumption that the Company is a going concern.

Liquidity and Capital Resources

Since the commencement of its operations, Ocean Rig has financed its operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from its securities placements. As of June 30, 2002, the Company had received total proceeds of approximately NOK 9.8 billion (USD 1,278 million) from such placements. Our placements and indebtedness include the issuance of 10¼% senior secured notes due 2008 (the "Notes") and incurrence of floating rate senior secured loans due 2008 (the "Loans").

Its subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS. These funds have, among other things, been used for the payment of certain initial interest payments on the debt instruments and to fund the construction and outfitting of the first two rigs.

In 1998, Ocean Rig Norway's subsidiary, Ocean Rig 2 AS, the owner of Rig No. 2, entered into credit agreements with Fortis Bank (formerly MeesPierson N.V.), Christiania Bank og Kreditkasse ASA and Eksportfinans ASA (collectively, the "Banks"), which, subject to certain conditions, entitled Ocean Rig 2 AS to draw up to USD 50.0 million prior to delivery of Rig No. 2 and up to USD 100.0 million after the delivery of Rig No. 2. As a number of the conditions for making drawdowns under the bank facility were not fulfilled, no drawdowns were made under this facility, USD 100 million of which was refinanced with the 2001 Loans (described below).

In May/June 2000, Ocean Rig ASA issued NOK 200.0 million (USD 21.4 million) of 13% subordinated convertible bonds due 2005. The bonds have a five year maturity, a 13% coupon and a conversion price of NOK 70 per share (subsequently adjusted to NOK 22.83 per share). The Company also increased its share capital by NOK 266.8 million (28.6 million) by issuing 8,891,900 shares each with a par value of NOK 30. The subscription price for this issuance was NOK 40 per share. The total subscription amount of NOK 555.7 million (USD 59.6 million) for the convertible bonds and the share issuance has been fully paid to the Company.

In October 2000, Ocean Rig ASA issued NOK 300.0 million (USD 32.2 million) of 11% subordinated convertible bonds due 2005. These bonds have a five year maturity, a 11% coupon and a conversion price of NOK 75 per share (subsequently adjusted to 24.45 per share).

In April/May 2001, the Company further increased its share capital by NOK 400.0 million (USD 42.9 million) by issuing 10,000,000 shares each with a par value of NOK 30. The shares were offered in a private placement at a price of NOK 40 per share to existing shareholders owning more than 38,000 shares as of April 30, 2001. The total subscription amount of NOK 400.0 million for the share issuance has been fully paid to the Company. In a subsequent share issue, 1.6 million shares were offered to and subscribed to by shareholders holding less than 38,000 shares on terms principally the same as in the

private placement. The total subscription amount of NOK 64.9 million (USD 7.0 million) for the subsequent share issuance has been fully paid to the Company.

Ocean Rig announced in July 2001 that it has successfully concluded a five-year Loan Facility (the "2001 Loans"), in principal amount of USD 100 million, to finance the remaining completion costs of Rig No. 1 and Rig No. 2. This Loan Facility refinanced the credit facility entered into by the Company in 1998 with Fortis Bank (Nederland) N.V., Christiania Bank and Kreditkasse ASA. This facility was repaid in full on June 28, 2002 with a six-year take-out facility with Fortis and Christiania Bank (the "2002 Take Out Facility").

As a consequence of increased costs in connection with increased investments and further delays in the construction projects, Ocean Rig announced in November 2001 that the company had identified a requirement for additional funding amounting to approximately USD 70-75 million. The Company invited its shareholders to an extraordinary general meeting to be held on 21 November, 2001. The purpose of the extraordinary general meeting was to authorize the Board to take the steps, in their opinion necessary to secure a solution to the financing requirement.

At the General Meeting, the shareholders of Ocean Rig adopted an equity issue of the Company of NOK 440 million (USD 49.5 million), equaling 58,666,667 shares. Since the par value of the Company's shares was higher than the price payable for the new shares, the General Meeting decided that the increase in share capital should take place in the form of a short-term subordinated convertible bond issue, to be converted into shares immediately upon completion of the write-down of the par value of the Company's shares. Accordingly, the General Meeting also adopted a resolution to write down the par value of the Company's shares from NOK 30 per share to NOK 1 per share. The shareholders also waived the shareholders' preferential rights to subscribe for the bonds/shares. However, in order to give the shareholders who were not invited to participate in the bond issue the opportunity to acquire bonds/shares on the same terms as soon as possible after the bond issue, the General Meeting authorized the Board to increase the share capital of the Company by issuing further bonds/shares to the shareholders who were not invited to participate in the initial bond issue.

In the Board meeting that took place on November 26, 2001, the Board decided to use the authorization to effect a bond/share issue of up to NOK 112.5 million (USD 12.7 million), to shareholders registered in the VPS as of November 27, 2001 who were not invited to participate in the initial bond issue. The total amount subscribed in this subsequent issue in Ocean Rig was approximately NOK 150 million (USD 16.9 million). As the maximum amount of the subsequent issue was NOK 112.5 million (USD 12.7 million), all subscribers have been allocated their relative share of the subsequent issue. Over subscriptions were allocated pro rata on the basis of shares held. The Board on this basis approved the subscriptions and carried out the allocation. Thus 112.5 million new bonds, equalling 15 million new shares following conversion were issued.

In addition, the Company entered into a short-term revolving credit facility provided by EnCana totalling USD 19 million. An initial drawdown of USD 10 million was made under this facility in February 2002. The loan was initially secured with a mortgage over the Company's fourth baredeck. Upon the sale of this baredeck in March 2002, this mortgage was released and part of the proceeds of the sale were used to repay the outstanding amount under this facility at that time.

The initial USD 10 million drawndown carried an interest rate of LIBOR + 3%. Subsequent drawdowns will carry an interest rate of LIBOR +5%, with any amount over USD 10 million drawn having an interest rate of LIBOR +7%. Subsequent drawdowns will only be available if the Company meets or secures a waiver of certain other conditions. The facility will mature upon the delivery of Rig No. 2 under the drilling contract with EnCana. EnCana will be entitled to setoff any amounts outstanding under the

facility which have not been repaid by delivery against certain amounts payable under the drilling contract.

On February 26, 2002, the convertible bonds issued in November 2001 were converted to 73.666.666 shares in the Company. At the same time the par value of the Company's shares were written down from NOK 30 per share to NOK 1 per share.

In April 2002, the Company conducted a private placement of 24,444,445 new shares with a par value of NOK 1. The subscription price was NOK 9 per share. The private placement was directed towards the largest existing shareholders of the company as of April 2, 2002. The total subscription amount of NOK 220,000,005 (USD 25 million) was fully paid to the company in April 2002. Proceeds from this placement were also used to help fund the shortfall with respect to remaining completion costs for Rig No. 2.

In May 2002, after a review of the project and reconciliation of completion estimates, the company announced that it is expected that costs for Rig No. 2 would increase by approximately USD 45 million. As a result of the delayed startup for Rig No. 1 and these cost overruns for Rig No. 2, the Company required additional financing for the period until both rigs are in normal operation. Accordingly, the Company, in cooperation with some of the major shareholders, negotiated a financing solution consisting of a private placement of shares and short term bonds combined with the issuance of shares and warrants. The Company raised an additional USD 75 millions in new liquidity from this financing.

Rig No. 2 was mechanically completed and delivered to the Company on June 21, 2002. This rig is currently undergoing commissioning and preparation for sea trials, with the support of the Halifax Shipyard under a support services agreement.

In August 2002, the Company announced that, after a change in the project management team at the Halifax shipyard in Canada and an in-depth analysis of the scope of work remaining for the completion of Rig No. 2, the date for commencement of operations were postponed and scheduled to be in the beginning of October 2002. The results of the analysis increased the estimated cost to complete the rig by USD 40 million in addition to a delay in revenues of approximately USD 5 million. To finance the cost overrun the company called for an extraordinary general meeting which was held on August 23, 2002 to propose the issuance of a zero coupon subordinated convertible loan and the issuance of independent subscription rights. This financing was approved. It is expected that total proceeds from the financing will amount to approximately USD 25 – 35 million. Further, the Board proposed to allow bondholders in the Company's USD 52.9 million loan issued in May / June 2002 and bondholders in the Company's NOK 200 million and NOK 300 million subordinated convertible bonds issued in 2000 to convert part of their loans to bonds in the new convertible loan. The conversion to the new convertible loan will reduce the Company's short term liquidity need by the amount of the loan converted.

The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the Indenture, the Credit Agreement and the Loan Facility. If adequate funds are not available, the Company may not have sufficient funds to complete commissioning of Rig No. 2 or may need to obtain funds on terms which are not optimal for the Company.

As of June 30, 2002, the Company had a tax loss carry forward of approximately NOK 1,857 million (USD 246.8 million). Such tax losses can be carried forward and set off against future taxable income for a period of up to 10 years.

Outlook

Marketing

Improved market conditions for the oil industry are beginning to have a positive impact on plans for drilling activity, contract opportunities and day rates. The ultra-deepwater segment (water-depths in excess of 5,000 ft.) is now in balance and current drilling plans indicate a shortage in this segment at the time the Company's rigs are scheduled to be delivered. Recent contracts within the ultra-deepwater segment have been concluded on rate levels of approximately USD 200,000 per day. Ocean Rig continues to focus its marketing efforts primarily on West Africa, in the US Gulf of Mexico and offshore Brazil. Recently it has also been pursuing prospects offshore Canada and in the North Sea/Atlantic Margin area.

In April 2001, Ocean Rig entered into certain agreements with PanCanadian Petroleum Limited (now known as EnCana Corporation) relating to Rig No. 2, the semi-submersible drilling rig known as Eirik Raude.

Rig No. 2 is scheduled to commence drilling under the contract, which provides for a firm period of six to eight months, by October 31, 2002. The gross revenues under this contract will amount to approximately USD 35 million to USD 60 million, depending on operational performance and actual contract length. In addition, Ocean Rig will receive USD 15 million for the cost of necessary upgrading and mobilization. The contract also provides for up to five optional wells with an estimated additional gross revenue of up to USD 30 million, assuming a five month option period for the first three options, with market rates thereafter.

Under the terms of the agreements, Ocean Rig and EnCana will form a partnership which will ultimately lease Eirik Raude from Ocean Rig. The partnership will allow EnCana and Ocean Rig to take advantage of their respective experience and expertise to undertake deepwater drilling off the eastern coast of Canada. Ocean Rig has been marketing its units for the deepwater regions off the coast of Nova Scotia and Newfoundland/Labrador. There are approximately 30 deepwater licenses active at this time with substantial work commitments by a number of major international and Canadian operators off the shore of these provinces.

In connection with the proposed transaction with EnCana, Ocean Rig contacted the holders of its U.S. Notes and 1998 Loans to obtain consent to certain amendments to the loan agreements governing those facilities. The Company received the consents of the noteholders and the lenders and effected the necessary amendments in June 2001.

Rig No. 1 is currently operating offshore Angola under a contract with ExxonMobil. This contract reflects a drilling program for several wells (including firm and optional wells) offshore Angola. The total operating income in the firm period of the drilling program (estimated to be approximately 10 months plus the mobilization period) for the contemplated drilling contract will amount to approximately USD 57 million. The drilling contract commenced February 7, 2002. Ocean Rig is currently actively pursuing opportunities to increase the amount of work under this contract.

Ocean Rig ASA has also entered into a master agreement with Pride Foramer S.A. (Pride), a subsidiary of the American drilling company, Pride International, Inc., to cover operation of Ocean Rig's drilling units off the coast of Angola. Pride has considerable experience from operations in Angola and has for a number of years established a base organization, a well-developed infrastructure and other functions which Ocean Rig will make use of. According to the agreement with Pride, Ocean Rig will employ their own key personnel both offshore and onshore.

Ocean Rig has not entered into agreements covering operation of Rig No. 1 in areas other than Angola.

The baredecks to Rig No. 3 and Rig No. 4 were sold in March 2002 to Noble Drilling for an aggregate sale price of USD 43 million.

Construction projects

On February 28 2001, Friede Goldman announced that, because of its continuing operational problems and financial losses, the yard did not intend to complete the rigs. On March 2, 2001, Ocean Rig initiated arbitration in London against Friede Goldman, filing a claim for substantial damages and resorting to other remedies for breach of contract. On March 9, 2001, however, an agreement on the resolution of this dispute was signed, and work on the rigs resumed.

On April 19 and 20, 2001, Friede Goldman Halter, Inc. and a number of its subsidiaries, including Friede Goldman Offshore, filed for Chapter 11 bankruptcy protection in the U.S. Bankruptcy Court.

Rig No. 1 left the FGO yard in Pascagoula, Mississippi on May 7, 2001 to commence a period of sea trials. Sea trials of Rig No. 1 took longer than anticipated. The Company experienced problems in connection with testing equipment and systems, which resulted in unforeseen costs. These costs lead to the investments on this rig increasing by approximately USD 20 million, over the budget. The increase consists of costs for changing necessary equipment and working hours relating thereto. Daily operating costs and financial costs for this period have also accrued. These additional costs will not be compensated by the customer. On November 27, 2001 Rig No. 1 completed the acceptance program in the US Gulf of Mexico defined by the client and started mobilization to West Africa. The rig commenced operations offshore Angola on February 7, 2002.

In preparation for the commencement of the drilling contract for Rig No. 2 with EnCana off the eastern coast of Canada, Rig No. 2 left FGO's yard in Pascagoula, Mississippi on July 12, 2001, en route for the Halifax Shipyard in Nova Scotia (Irving Shipbuilding Inc.), where Rig No. 2 was mechanically completed. Rig No. 2 also underwent the winterization necessary to operate year round off the eastern coast of Canada. In connection with the movement of Rig No. 2 to Halifax Shipyard and to ensure continuity, some of the key specialist vendors working on the rig in Pascagoula relocated key employees to the Halifax Shipyard to continue work on the rig. To further enhance continuity on the project, Ocean Rig moved all necessary members of its site team and Det Norske Veritas from Friede Goldman's yard to the Halifax Shipyard. Pursuant to a transition agreement between Ocean Rig and PanCanadian, PanCanadian advanced to Ocean Rig USD 10 million to cover the cost of mobilizing the rig to Nova Scotia.

Currently, Rig No. 2 is being tested and commissioned by Ocean Rig, with the support and assistance of Irving Shipbuilding and other vendors, at the Halifax Shipyard.

It should be emphasized that as with any major construction project, especially one involving the development and construction of a complex drilling rig, there is risk of additional delays and/or cost overruns. As there have already been several significant delays and cost overruns, and as the preparation for operation of Rig No. 2 is still in a demanding phase involving the testing and commissioning of all equipment, we cannot assure that Rig 2 will be delivered to EnCana on schedule, or that there will not be further cost overruns, or that we will have sufficient funds to cover any such increases.

Forward-Looking Statements

In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) delays or the incurrence of significant cost overruns in the construction or operation of any of the Company's rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company's inability to meet any future capital requirements; (vii) the Company's inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company's markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the Securities and Exchange Commission in the United States.

SIGNATURES

This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Kai Solberg-Hansen Kai Solberg-Hansen	President	August 26, 2002
/s/ Kjersti Stenberg Kjersti Stenberg	Chief Financial Officer	August 26, 2002

038

EXHIBIT II

Date: 12/8 2002

Ocean Rig ASA - Cancellation of the extraordinary meeting 21 august 2002. Notice for extraordinary meeting 23 august 2002

Reference is made to the notice dated 6 August 2002 for the extraordinary meeting in Ocean Rig ASA (the "Company") 21 August 2002, under which it was proposed *inter alia* to issue a convertible loan in the minimum amount of NOK 190 million (corresponding to USD 25 million). To further ensure completion of the rig "Erik Raude", and to improve the Company's working capital, the board has decided to increase the minimum loan amount to USD 35 million, corresponding to NOK 266 million. The maximum loan amount is consequently increased from NOK 858,200,000 to NOK 934,200,000, se Section B in the notice dated 6. August.

The Company has received sufficient commitments from investors for the increased minimum subscription. However the commitments are subject to conditions that deviates from the proposed resolutions set forth in the notice of 6. August:

(i) The bondholders shall receive one independent subscription right for every share (and not for every two shares) that may be issued in connection with the conversion of the loan. The maximum number of independent subscription rights to be issued will because of this and the increased loan amount be increased from 122,600,000 to 267,000,000.

(ii) The subscription price for the new shares subscribed for in accordance with the independent subscription rights shall be NOK 1,- per share, and not NOK 2,-.

(iii) The Board of Directors shall have the right to reduce over-subscription in relation to the portion of the loan described under Item 4 section 7.
Furthermore, certain time limits will be amended due to the new date for the extraordinary meeting:

(iv) The loan shall run from 23 August 2002 to 22 August 2005, and may at any time during the term by converted to shares (see Section C in the notice dated 6 August) (v) Payment to the Company of each tranche of the loan will be postponed by two days.

Consequently, the extraordinary meeting 21 August 2002 is hereby cancelled and the shareholders are notified that an extraordinary general meeting in the company will be held on **23 August 2002 at 08:00** hours in the Felix Conference Centre, Bryggetorget 3, Aker

Brygge, Oslo, Norway.
The board has proposed this agenda (which corresponds to the agenda in the notice dated 6 August):

1. Opening of the meeting by Chairman of the Board Morten Borge, and registration of shareholders present.
2. Election of chairman of the meeting and one person to sign the minutes together with the chairman of the meeting.
3. Approval of the notice and the proposed agenda.
4. Issuance of a convertible loan.
5. Issuance of independent subscription rights (warrants).
6.Authorization to the Board for an option plan for members of the Board and employees

The board's reasoning and proposed resolution as regards item 6 on the agenda are unchanged compared to the notice dated 6 August. As regards item 4 and 5, the Board's reasoning is unchanged, however the board's proposed resolutions are amended in accordance with the above. The new wording for the amended proposals under Item 4 and 5 is attached hereto. The amendments are underlined. In all other respects, the notice dated 6 August 2002 shall apply for the extraordinary meeting to be held 23 August 2002, including the Board's proposed resolutions and its reasoning.

Shareholders who wish to receive a copy of the Board's reasoning and the proposed resolutions in the notice dated 6 August, should contact the offices of Company, Haakon VII's gt 10, 0117 Oslo, phone: + 47 22 04 80 04 or by fax + 47 22 04 80 05.

Copies of the latest annual accounts, board report and auditor statement are available in the office of the company. All shareholders will receive a prospectus prepared in connection with the expected listing of the loan referred to in item 4 and the issue of the convertible loan and the independent subscription rights under item 4 and 5, as soon as this has been finalised. The loan agreement for the convertible loan will be made available at the general meeting.

Shareholders are asked to complete and return the attached attendance/proxy form to Nordea Bank ASA Verdipapirseksjonen, P O Box 1166 Sentrum, N-0107 Oslo, Norway or by fax to +47 22 48 63 49, by 20 August 2002 at 8 p.m.

Oslo,8 August 2002

Amended resolutions & Attendance notice

Morten Borge
Chairman of the Board (sign.)

041

Encl. Amended resolutions proposed by the Board Attendance notice and proxy form


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EXHIBIT III

Date: 9/8 2002

OCR- Increased amount and new terms for proposed financing

Reference is made to the press release of August 5, 2002 regarding delayed delivery of Eirik Raude from the Halifax Shipyard and the proposed financing. The Board proposes to adjust the terms of the financing as follows:

1. The amount of the three year mandatory convertible bond (New Bonds), having zero coupon with no interest or installments, to be increased from USD 25 million to USD 35 million (tranche A). The conversion price remains unchanged at NOK 3.50 per share.

2. The number of warrants each shareholder or existing bondholder (with the right to conversion) subscribing for New Bonds may receive is changed from one warrant for every two shares to one warrant for every one share. The new terms also provide the warrant holder the conditional right to subscribe for one share at NOK 1 per share compared to NOK 2 per share previously announced.

3. The relevant terms of the conversion of the short term financing (tranche B - max USD 52.9 million), the conversion of convertible bonds (tranche C - max NOK 200 million) and the subsequent issue (tranche D - max USD 10 million), shall be amended accordingly.

On the basis of the terms referred to above, the Company has received subscriptions for USD 35 million in Tranche A. As of writing the Company has received requests for conversion of USD 32 million in Tranche B.

Accordingly, the extraordinary general meeting called on August 21st 2002 is cancelled. The Board will call a new extraordinary general meeting expected to be held on August 23rd, 2002, for the purpose of obtaining the necessary approvals from the Shareholders. The change of terms will be outlined in the notice to the EGM.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and

044

operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, President,
tel. +47 22 04 80 04.

Oslo, 9th August , 2002
Ocean Rig ASA


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EXHIBIT IV

Date: 7/8 2002

OCR - Notice for extraordinary meeting

The shareholders of Ocean Rig ASA are hereby notified that an extraordinary general meeting in the company will be held on 21 August 2002 at 08:00 hours in the Felix Conference Centre, Bryggetorget 3, Aker Brygge, Oslo, Norway.

The board has proposed this agenda:
1. Opening of the meeting by Chairman of the Board Morten Borge, and registration of shareholders present.

2. Election of chairman of the meeting and one person to sign the minutes together with the chairman of the meeting.

3. Approval of the notice and the proposed agenda.

4. Issuance of a convertible loan.

5. Issuance of independent subscription rights (warrants).

6. Authorization to the Board for an option plan for members of the Board and employees
The board's proposed resolutions together with its reasoning as regards item 4 to 6 on the agenda is attached hereto.

Copies of the latest annual accounts, board report and auditor statement are available in the office of the company. All shareholders will receive a prospectus prepared in connection with the expected listing of the loan referred to in item 4 and the issue of the convertible loan and the independent subscription rights under item 4 and 5, as soon as this has been finalised. The loan agreement for the convertible loan will be made available at the general meeting.

Shareholders are asked to complete and return the attached attendance/proxy form to Nordea Bank ASA Verdipapirseksjonen, P O Box 1166 Sentrum, N-0107 Oslo, Norway or by fax to +47 22 48 63 49, by 20 August 2002 at 8 p.m.

Oslo,6 August 2002
Morten Borge Chairman of the Board (sign.)

Encl. The resolutions proposed by the Board, and the reasons therefore Attendance notice and proxy form

Extraordinary General Meeting 210802

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043

EXHIBIT V

Date: 5/8 2002

OCR - Minor amendment to press release. (Delayed delivery of Eirik Raude)

A minor amendment has been made to the press release issued by OCR earlier today. An updated press release is attached, and the amendment is underlined in the 2nd last paragraph

Following a change in the Ocean Rig project management team at the shipyard in Halifax, Canada and an in depth analysis of the scope of work remaining, revised schedules, the date of commencement of operation is now scheduled to take place in early October 2002.

This has resulted in an increased estimated cost of USD 40 million to complete compared to previous plans. In addition, the delayed delivery to operations will add a postponement of revenue of about USD 5 million.

The cash short fall will be financed as follows:

1. Shareholders representing about 56 % of the total number of shares in issue have been offered and have pre-committed USD 18.8 million in a new issue of a three year mandatory convertible bond (New Bonds). The convertibles, having zero coupon with no interest or installments, may be converted by the holders at any time during a three year period and by the Company on maturity, at a price of NOK 3.50 per share.

2. A subsequent issue expected to be of maximum USD 10 million will be offered to Shareholders as of 21st August not yet invited to participate. The terms and conditions will be the same as in 1 above.

3. The yard in Halifax, Canada has with certain subjects offered the Company a short term credit facility in the amount of USD 10 million.

Further strengthening of the Company's cash and financial position:

4. Holders representing about USD 41.7 million of the USD 52.9 million short term financing issued in May/June 2002 that have been offered and pre-committed their participation in the new issue of New Bonds as per 1 above, have agreed to convert their bonds into the New Bonds. As in 1 above there will be no interest or installments on bonds converted. Holders not yet invited to convert their bonds will be offered to do so, but subject to their participation in the new

issue of New Bonds. The maximum amount to be converted wil equal 3 times the investors' subscription in 1 above.

5. Holders representing about NOK 100 million of the aggregate o NOK 200 million and NOK 300 million convertible bonds issued yeaı 2000 that have been offered and pre-committed their participation ir the new issue of New Bonds as per 1 above, have agreed to conver whole or part of their convertible bonds into the new bonds. Holders not yet invited to convert their bonds will be offered to do so, bu subject to their participation in the issue of New Bonds. The maximum amount to be converted will equal 3 times the investors subscription in 1 above. The conversion of the bonds will be at 85 % of par value for the 11 % bonds and 90 % of par value for the 13 % bonds. The total amount to be converted can not exceed bonds witt a par value of NOK 200 million.

Any increase in the amount committed under 4 and 5 can result ir increase in the amount of the private placement in 1, but limited to a total increase of USD 6.2 million.

Investors who wish to convert bonds as mentioned in 4 and 5 above for more than NOK 1.5 million will have to notify Pareto Securities prior to Thursday August 8th at 10.00. The offer to convert the bonds will not be distributed. Smaller investors can participate in the subsequent offering.

Shareholders who subscribe for the New Bonds under 1, 2, 4 and 5 above will also receive one warrant for every two shares that may be issued upon conversion of the New Bond. One warrant gives the holder a right to subscribe for one new share at NOK 2.00 per share in a situation where the Company need more financing as a result o further unforeseen delays for the start of operation for Eirik Raude, oı further cost increases related to the completion of the rig. The warrants may be exercised in the period 15th - 31st October 2002 however at the earliest 2 days after and at the latest 10 days after the Company informs about an event that will trigger an additional issue.

The Board will call an extraordinary general meeting, expected to be held on Tuesday 20th August, 2002, for the purposes of obtaining the necessary approvals from the Shareholders. The detailed terms o the offerings will be announced in the notice to the EGM.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events anc financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements.

The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, President,
tel. +47 22 04 80 04.

Oslo, 5th August , 2002
Ocean Rig ASA


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EXHIBIT VI

Date: 5/8 2002

OCR-Delayed delivery of Eirik Raude

Following a change in the Ocean Rig project management team at the shipyard in Halifax, Canada and an in depth analysis of the scope of work remaining, revised schedules, the date of commencement of operation is now scheduled to take place in early October 2002.

This has resulted in an increased estimated cost of USD 40 million to complete compared to previous plans. In addition, the delayed delivery to operations will add a postponement of revenue of about USD 5 million.

The cash short fall will be financed as follows:

1. Shareholders representing about 56 % of the total number of shares in issue have been offered and have pre-committed USD 18.8 million in a new issue of a three year mandatory convertible bond (New Bonds). The convertibles, having zero coupon with no interest or installments, may be converted by the holders at any time during a three year period and by the Company on maturity, at a price of NOK 3.50 per share.

2. A subsequent issue expected to be of maximum USD 10 million will be offered to Shareholders as of 21st August not yet invited to participate. The terms and conditions will be the same as in 1 above.

3. The yard in Halifax, Canada has with certain subjects offered the Company a short term credit facility in the amount of USD 10 million.

Further strengthening of the Company's cash and financial position:

4. Holders representing about USD 41.7 million of the USD 52.9 million short term financing issued in May/June 2002 that have been offered and pre-committed their participation in the new issue of New Bonds as per 1 above, have agreed to convert their bonds into the New Bonds. As in 1 above there will be no interest or installments on bonds converted. Holders not yet invited to convert their bonds will be offered to do so, but subject to their participation in the new issue of New Bonds. The maximum amount to be converted will equal 3 times the investors' subscription in 1 above.

5. Holders representing about NOK 100 million of the aggregate of NOK 200 million and NOK 300 million convertible bonds issued year

2000 that have been offered and pre-committed their participation ir the new issue of New Bonds as per 1 above, have agreed to conver whole or part of their convertible bonds into the new bonds. Holders not yet invited to convert their bonds will be offered to do so, bu subject to their participation in the issue of New Bonds. The maximum amount to be converted will equal 3 times the investors subscription in 1 above. The conversion of the bonds will be at 85 % of par value for the 11 % bonds and 90 % of par value for the 13 % bonds. The total amount to be converted can not exceed bonds with a par value of NOK 200 million.

Any increase in the amount committed under 4 and 5 can result ir increase in the amount of the private placement in 1, but limited to a total increase of USD 6.2 million.

Investors who wish to convert bonds as mentioned in 4 and 5 above for more than NOK 1.5 million will have to notify Pareto Securities prior to Thursday August 8th at 10.00. The offer to convert the bonds will not be distributed. Smaller investors can participate in the subsequent offering.

Shareholders who subscribe for the New Bonds under 1 above wil also receive one warrant for every two shares that may be issuec upon conversion of the New Bond. One warrant gives the holder a right to subscribe for one new share at NOK 2.00 per share, in a situation where the Company need more financing as a result o further unforeseen delays for the start of operation for Eirik Raude, or further cost increases related to the completion of the rig. The warrants may be exercised in the period 15th - 31st October 2002 however at the earliest 2 days after and at the latest 10 days after the Company informs about an event that will trigger an additional issue.

The Board will call an extraordinary general meeting, expected to be held on Tuesday 20th August, 2002, for the purposes of obtaining the necessary approvals from the Shareholders. The detailed terms o the offerings will be announced in the notice to the EGM.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actua results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the

Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

*For further information, please contact Kai Solberg-Hansen, President,
tel. +47 22 04 80 04.*

*Oslo, 5th August , 2002
Ocean Rig ASA*


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EXHIBIT VII

Date: 1/7 2002

OCR-New share capital

Registration of share capital increase

The registration of the capital increase pursuant to the Subsequent Issues conducted in June from NOK 189,873,812 to NOK 190,625,555 consisting of 76,743 new Shares with a nominal value of NOK 1 included in the Subsequent Issue 2 (Share issue), and the issuance of 675,000 new Shares with a nominal value of NOK 1 included in the Subsequent Issue 1 (the Short Term Financing), has now been completed. The new Shares will be transferred to the subscriber's VPS accounts and will tradable from Monday, July 1, 2002. The Warrants included in the Subsequent Issue 1 are now issued and transferred to the VPS. The Company Certificate is sent to the Oslo Stock Exchange.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such

uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, President,
tel. +47 22 04 80 04.

Oslo, July 1, 2002
Ocean Rig ASA


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EXHIBIT VIII

Date: 24/6 2002

Refinancing

Refinancing of USD 100 million high yield loan

Ocean Rig has entered a long-term loan agreement with a consortium of banks lead by Fortis Bank to refinance a USD 100 million loan with a mortgage in the rig Leiv Eiriksson. This rig was delivered from the Irving shipyard in Halifax last Friday. The financing will be used to repay the high yield loan which was provided by a group of lenders with Credit Suisse First Boston as agent. Based on the refinancing, Ocean Rig will obtain lower financing costs and an improved financing structure. There are considerable differences in the terms of the former loan, which was placed in the U.S. high yield market, and the new conventional bankfinancing. The difference constitutes USD 1,5 to USD 2 million during the next three months The refinancing will be carried out effective from 28. june 2002.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actua results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation nationalization, renegotiation or nullification of existing licenses o

treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen,
President,
tel. +47 22 04 80 04.

Oslo, 24 June 2002
Ocean Rig ASA


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EXHIBIT IX

Date: 24/6 2002

Rig 2 mechanical completion

Mechanical completion of Eirik Raude

Ocean Rig's second rig, Eirik Raude, was mechanically complete or 21 June 2002, in line with previous estimates. Ocean Rig has taker delivery of the rig from the Irving shipyard in Halifax and the Company is pleased that the rig now will enter a new phase o commissioning and testing. During this period the rig will undergo a series of tests including sea trials before it starts drilling operations Estimated start of drilling operations is 1 September 2002.

NOTE: This press release contains forward-looking statement (within the meaning of Section 27A of the United States Securitie Act of 1933, as amended, and Section 21E of the United State Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events anc financial performance. actual events or results may differ materiall from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actua results to differ materially from those projected or implied in an forward-looking statements: (i) the lack of current operations anc operating history of the Company; (ii) the failure of the Bingo 900 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inabilit to generate sufficient cash-flow to meet its debt service requirements (iv) the delay or incurrence of cost overruns in the construction of an of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond tc technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involvinc the Company or its assets; (ix) changes in governmental regulations particularly with respect to environmental matters; (x) increasec competition or the entry of new competitors into the Company' markets; and (xi) unforeseen occurrences in any of the areas in whicl the Company will conduct its operations, such as war, expropriation nationalization, renegotiation or nullification of existing licenses o treaties, taxation and resource development policies, foreigr exchange restrictions, changing political conditions and other risk relating to foreign governmental sovereignty over certain areas ir which the Company will conduct operations. Due to sucl uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be

made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, President, tel. +47 22 04 80 04.

Oslo, 24 June 2002
Ocean Rig ASA


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EXHIBIT X

Date: 17/6 2002

Allocations in the Subsequent Issues

The total amount subscribed in the subsequent issues in Ocean Rig was approximately USD 7 million (approx. NOK 55 million). The purpose of the Subsequent Issues was to allow other shareholders, who were not invited to participate in the Share Offering and/or the Short Term Financing, the opportunity to participate in the increase in the equity of the Company, on similar terms.

The subscriptions in the first Subsequent Issue totaled 76,743 shares corresponding to an issue amount of NOK 613,944.-

The subscriptions in the second Subsequent Issue totaled 5,000 units corresponding to 5,000 bonds, 675,000 shares and 4,705,000 warrants. The subscription amount in the second Subsequent Issue totaled USD 7 million (approx. NOK 55 million).

Allocation letters with payment instructions will be sent out today. Payment of the subscribed shares and warrants must be made on or before 21 June 2002. The allocated shares and Units will not be transferable before they are fully paid and registered at the subscribers VPS-accounts. Such registration is expected to occur on or about 1 July, 2002 at the earliest.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased

competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Tore Grøttum, SVP Finance, tel. +47 22 04 80 04.

Oslo, 17 June 2002
Ocean Rig ASA


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EXHIBIT XI

Date: 3/6 2002

New share capital

Registration of share capital increase

The registration of the capital increase pursuant to the private placement from NOK 154,188,312 to NOK 189,873,812 consisting of 31,275,000 new Shares with a nominal value of NOK 1 and the issuance of 4,428,000 new Shares with a nominal value of NOK 1 included in the Short Term Financing has now been completed. The new Shares were transferred to the subscriber's VPS accounts on Friday May 31, 20002 and will be tradable from today June 3, 2002. The Warrants included in the Short Term Financing are issued and transferred to the VPS. The Company Certificate is sent to the Oslo Stock Exchange.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue

reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, President,
tel. +47 22 04 80 04.

Oslo, June 3, 2002
Ocean Rig ASA


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EXHIBIT XII

Date: 24/5 2002

Approvals from Ocean Rig ASA's annual general meeting

The annual general meeting in Ocean Rig ASA held Friday, May 24 approved the following regarding new financing:

The private placement of NOK 250,060,000 (approx. USD 30 million) at a price of NOK 8 per share, corresponding to 31,257,500 million new shares and the short term financing totalling approx. USD 46 million of which USD 37,5 million will be disbursed and of which USD 46 million will be reimbursed, was approved.

In connection with the short-term loan, new shares totalling USD 4,3 million will be issued, corresponding to 4,428,000 new shares at a price of NOK 8 per share. In addition, warrants totalling USD 30,864,000 will be issued. The warrants will have various matureties within 1 year and will give rights to subscribe for shares at NOK 8 per share.

The subsequent issues for those shareholders registered in the VPS registry on May 24 and who did not participate in the private placement, were also approved by the general meeting. The first subsequent issue for other shareholders is an issue of up to 10,000,000 shares with a subscription price of NOK 8, corresponding to a total ISSUE amount of NOK 80 million. The second subsequent issue comprises up to 5,000 units each consisting of 1 bond (with a face value of USD 1,400 and payment of USD 1,140), 135 shares (subscription price of NOK 8) and 941 warrants (devided into 4 classes: 185 in class A, 229 in class B, 187 in class C and 340 class D) at a total subscription price per unit of USD 130. Each warrant gives the right to subscribe for one new share in Ocean Rig for a price of NOK 8 per share. The subscription period is from May 30 to June 12, 2002. An offering circular including subscription forms will be sent to all shareholders prior to the subscription period.

The Board's proposals for authorization regarding Item 11 (increasing the share capital by the NOK value of USD 25 million), Item 12 (increasing the number of share options for boardmembers and employees to 4 million), Item 13 (allotment of share options to the members of the Board) and Item 14 (indemnity to members of the board), were approved.

The boardmembers Mr. Bjarne Skeie and Mr. Frithjof Skouverøe were re-appointed by the general meeting.

073

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company's rigs; (v) the Company's inability to meet any future capital requirements; (vi) the Company's inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company's markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

*For further information, please contact Kai Solberg-Hansen, President,
tel. +47 22 04 80 04.*

*Oslo, May 24, 2002
Ocean Rig ASA*


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EXHIBIT XIII

Date: 23/8 2002

OCR - Subsequent Issue

Subscription rights in the subsequent issue of convertible bonds

The resolutions passed by the Extraordinary General Meeting of the Company today provide that those shareholders who were not invited to subscribe in Tranche A of that part of the convertible loan that was subscribed today, are entitled to subscribe convertible bonds in a subsequent issue.

Shareholders holding in total 43 million shares are entitled to subscribe in the subsequent issue. Each share will have 0.5 subscription right. Each subscription right gives the right to subscribe bonds which will give one share in a conversion. Consequently, for each bond, which has a face value of NOK 1,000, approx. 285.72 subscription rights will be required, equaling approx. 571.4 shares.

Oversubscription is allowed, and subscriptions will also be received from holders of the Company's Norwegian bonds who were not invited to subscribe in the convertible loan that was subscribed today.

As of 26 August the shares will be traded without the right to participate in the subsequent issue. The right to participate in the subsequent issue is not tradable.

For further information, please contact Christian Mowinckel, SVP Finance,
tel. +47 22 04 80 04.

Oslo, 23 August 2002
Ocean Rig ASA


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EXHIBIT XIV

Date: 23/8 2002

OCR - Resolution from General Meeting

In the Extraordinary General Meeting of the Company held today on August 23, 2002 the proposed financing solution for Ocean Rig was approved.

The Extraordinary General Meeting resolved to issue a convertible bonds loan of up to NOK 934.2 million, consisting of 934,200 convertible bonds, divided into 5 tranches:

- Tranche A in the amount of NOK 266 million, fully subscribed through a private placement, subscribed for in the General Meeting.
- Tranche B in the amount of NOK 243.6 million, which consists of conversions from the Company's existing short term loan. The convertible bonds was subscribed for in the General Meeting.
- Tranche C in the amount of NOK 82.6 million, which consists of conversions from the Company's existing convertible loans from 2000, and subscribed for in the General Meeting.
- Tranche D in the amount of up to NOK 76 million is reserved for those shareholders and bondholders referred to in Tranche B and C who were not invited to participate in Tranche A. The subscription period expires on September 13, 2002.
- Tranche E in the amount of up to NOK 266 million is reserved for investors eligible for subscription in Tranche D, who shall be entitled to convert any bonds they have in the loans referred to in Tranche B and C to participations in the new loan. The subscription period expires on September 13, 2002.

The Loan has duration of 3 years, is unsecured and carries no interest. The conversion price is NOK 3.50, and the loan can be converted by the bondholders and by the borrower at any time by the expiration of the loan period. The loan is sought listed at the Oslo Stock Exchange.

The General Meeting also resolved to issue 169.2 million Independent Subscription Rights reserved for the subscribers in the new loan, who will receive one independent subscription right for each share their loan would give in a conversion into shares. Each Independent Subscription Right give the right to subscribe for one share to the price of NOK 1 if (i) the Company has not delivered Eirik Raude to EnCana under the contract by 15 October 2002, or (ii) the Company as of October 31, 2002 has increased project costs or loss of revenue from the rig of more than USD 8 million. The Independent Subscription Rights can be exercised until October 31, 2002 unless the Company notifies to the market that the conditions for exercise are not present. The Company must document any discrepancies by

October 28, 2002.

The General Meeting also approved an authorization to the board to increase the share capital in connection with a share option plan for the board and management. The board was granted 8 million options which each gives the right to subscribe for one share for NOK 3.50. 25% of the options lapse if Eirik Raude is not delivered to EnCana by October 15, 2002 and another 25% lapses if delivery has not been made by October 31, 2002. The board was also authorized to implement a similar arrangement for employees, within a total allotment of 6 million options.

For further information, please contact the Managing Director Kai Solberg-Hansen, tel. +47 22 04 80 04.

Oslo, 23 August 2002
Ocean Rig ASA


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EXHIBIT XV

Date: 22/8 2002

Ocean Rig ASA - Reporting Second Quarter 2002

(all figure in brackets refer to the corresponding period of the previous year)

Ocean Rig is in a period of transition from managing project development to becoming a drilling contractor with regular drilling operations. The Company's first rig, Leiv Eiriksson, started operations offshore Angola in February this year, while the Company's other drilling rig, Eirik Raude, was taken over from the Yard at the end of the second quarter. The rig is now undergoing commissioning and preparations for sea trials, and is expected to start drilling operations in early October this year.

The result for the second quarter amounts to NOK 414,5 million (NOK -132.9 million), corresponding to diluted earnings per share of NOK 2,29 (NOK -2.64). The result so far this year amounts to NOK 348,2 million (-312.2 million), corresponding to NOK 2,48 per share (-6.58 per share).

Until both the Company's drilling rigs are in operation, the financial statements primarily reflect the construction project, and are thus not representative of anticipated future earnings. The accounts for the second quarter and for the year so far are also influenced by substantial unrealized foreign exchange gains associated with debt in USD.

Events during the quarter and after the end of the quarter

Leiv Eiriksson

Leiv Eiriksson started drilling its second well offshore Angola on April 15. The well was on Block 15, with a water depth of about 1400 meters. Work on this well was completed on June 15, and the rig is now drilling on Block 31, at a water depth of 2040 meters which is the most water depth ever drilled in Angola.

The operation of the rig during the first half of the year has elapsed without significant problems. ExxonMobil has expressed their satisfaction with the technical performance of Leif Eiriksson and its operational management.

In the second quarter, the rig has had an earnings ratio (actual day rate compared to contracted day rate) of approximately 93 percent, compared with approximately 88 percent in the first quarter. In July,

the earnings ratio was 99%.

Operating expenses for the rig, excluding depreciation, came to approximately USD 107,000 per day for the quarter, compared with USD 113,000 per day in the first quarter. Operating expenses for the first half-year amounted to USD 110,000 per day. Due to long transportation and difficult logistics in Angola, it has been necessary to build up an emergency inventory of spares and consumer material on the rig. This equals about USD 11.000 per day which is included in the operating expenses. The costs are higher than the Company had anticipated, which is attributable to additional staff and service from subcontractors in the start-up phase, and somewhat higher consumption of spare parts than had been assumed. It is expected that the costs will gradually normalize at a lower level as the Company gains further experience in the operation of the rig and manning may be further reduced.

Eirik Raude

Eirik Raude was handed over by the Yard at the end of June. After this, a phase of commissioning is currently ongoing and sea trials are expected to start in September. It is anticipated that the rig will start drilling operations in early October this year.

The Company has built up an operating organization to operate the rig. The project organization is being phased out, and is expected to be dissolved during the fall. The Company expects that the rig's first well will be on Block EL 2380 off the coast of Nova Scotia, at a water depth of approximately 1700 meters.

The Company announced in the beginning of August that completion of the rig was expected to cost approximately USD 40 million more than previously assumed, and that the start of a drilling contract with EnCana (formerly PanCanadian) had been postponed to the beginning of October. The delay resulted in postponement of revenues of approximately USD 5 million.

Financing

During the second quarter, the Company carried out several capital increases to secure financing for the period until Eirik Raude starts its drilling contract.

An extraordinary general meeting was held on April 2, and it was resolved that a private placement of 24.4 million shares be undertaken. This provided the Company with approximately USD 25 million in new capital.

The Company's ordinary general meeting on May 24 approved a financing solution consisting of a private placement of shares and a short-term loan combined with the issuance of warrants and shares. The private placement provided the Company with USD 30.1 million and the loan provided a further USD 45,9 million in new liquidity. To ensure that the Company's smaller shareholders were also given an opportunity to participate in the capital increases, a subsequent offering was carried out on similar terms. The subsequent issue provided the Company with a total of USD 7.0 million in new capital.

On handover of the rig from the Yard in June, a loan with Credit Suisse First Boston as agent was refinanced through a take out loan facility in the same amount (USD 100 mill) provided by banks with Fortis Bank as agent. The refinancing significantly reduces interest cost to the Company.

To secure the increased need for capital that was announced in the beginning of August, the Board has called for an extraordinary General Meeting to be held on August 23 for the purpose of issuing a convertible bond loan with the right for both the lenders and the borrower to convert new bonds to shares in the company. The Board further proposes that also participants in the existing short term zero coupon bond issued in May and June 2002 and the NOK subordinated convertible loans issued in 2000 will be offered to, in whole or part, to convert their loan to the new convertible bond issue. Subject to the approval of the General Meeting, the new bond loan will provide the Company with minimum USD 35 million in new capital. In addition the Company's liquidity requirement over the next 12 months will be reduced through conversion of existing loans to the new convertible bond loan. The Board has proposed that a subsequent issue will be offered where the Company's minor shareholders will be invited to participate in the new convertible bond issue.

The Board has proposed that participants in the new bond issue also will receive independent subscription rights (warrants) for a potential new share issue in the Company. Such a share issue will, based upon certain established conditions, be issued if the company's rig Eirik Raude is not on contract with EnCana by October 15, or if the Company is experiencing further major cost overruns in excess of USD 8 million compared to existing budget in relation to the completion of the rig.

Changes in management

Christian Mowinckel has been appointed Senior Vice President Finance and started on August 1.

Results

In the second quarter of 2002, the Ocean Rig Group had operating revenues of NOK 125,5 million (NOK 2.0 million), primarily related to the operation of Leiv Eiriksson. For the first half-year of 2002, operating revenue totalled NOK 210,1 million (NOK 4.2 million).

Operating expenses for the second quarter totalled NOK 183,5 million (NOK 73.0 million). The operating expenses of NOK 183,5 million are equivalent to approximately USD 22,4 million. Of the operating expenses, USD 9,7 million relates to operation of Leiv Eiriksson, USD 3,9 million to depreciation of Leiv Eiriksson, USD 3,1 million to development of the operating organization in Canada and USD 5,7 million to other activities. For the first half-year of 2002, operating expenses totalled NOK 366,2 million (NOK 139.1 million).

The Group's operating result for the second quarter of 2002 was NOK -58,0 million (NOK -71.0 million). The operating result for the first half-year was NOK -156,1 million (NOK -134.9 million).

The Company has cash and debt denominated in USD, which resulted in a net foreign-exchange gain for the second quarter of 2002 of NOK 494,3 millioner (NOK 58.4 million net loss). For the first half-year of 2002, the net foreign-exchange gain amounted to NOK 577,4 million (NOK -173.5 million net loss). After capitalization of interest expenses as part of construction costs, net other financial expenses for the second quarter of 2002 comprised NOK -21,9 million (NOK -3.4 million). For the first half-year of 2002, net other financial expenses totalled NOK -73,2 million (NOK -3.6 million).

The result after tax for the second quarter amounted to NOK 414,5 million (NOK -132.8 million), corresponding to NOK 2,29 per share (NOK -2.64). For the first half-year of 2002, the result after tax totalled NOK348,2 million (NOK -312.2 million), corresponding to NOK 2,48 per share (NOK -6,58). The Group's tax expense is insignificant because of losses carried forward and because the Group has not recorded deferred tax assets in the balance sheet.

Rig investments so far in 2002 total NOK 970 million, including spare parts but excluding capitalized interest expenses. The cost price including capitalized interest expenses and spare parts for Leiv Eiriksson totalled NOK 3.627 million (USD 467 million based on historical rates), while investments for Eirik Raude totalled NOK 4.720 million (USD 584 million based on historical rates) at the end of the second quarter of 2002.

The Group's cash and cash equivalents at June 30, 2002 totaled NOK 320,4 million (NOK 139.1 million) which represents an increase of NOK 34,2 million from the end of the first quarter of 2002. The

increase is attributable to new liquidity from completed share issues and loan financing as discussed above.

Market conditions

Leiv Eiriksson has a contract for a firm period that is expected to expire at the end of the fourth quarter of this year. There are options for up to six further wells. The Company is actively marketing the rig to secure deployment after the existing contract period.

Eirik Raude has a contract for a fixed period of 6-8 months after delivery, and the client has an option for a further five wells, of which three are at a fixed rate. The first three wells have now been scheduled.The firm portion ensures deployment until the second quarter of 2003.

Drilling activity in deep water is an area of focus for a number of oil companies, and primarily involves areas outside OPEC. Ultra deepwater activity (water depths of more than 1.500 metres) is expected to increase and combined with the limited supply of rigs and ships that can carry out this type of operation, there is good potential for this segment of the deepwater market to strengthen in the future.

Outlook

Until the rig Eirik Raude is in operation, the Company still expects to show operational losses.

The Company has contracts for both the rigs and has thus ensured deployment for 2002. In the Board's opinion, prospects for obtaining further deployment for the rigs are favorable.

Web site: www.ocean-rig.com

Please use the following link for the complete "2nd Quarter Report" including financial tables:

2nd Quarter 2002

For further information, please contact Kai Solberg-Hansen, the President of the Company, at telephone number (+47) 22 04 80 04.

Oslo, August 22 2002
Ocean Rig ASA


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